SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

ANNUAL REPORT

OF

KT CORPORATION

(From January 1, 2023 to December 31, 2023)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

※	Independent auditors’ reports on both Consolidated and Separate financial statements were filed to the SEC respectively on March 19, 2024.

•	Report for Consolidated and Separate financial statements :

File Number 001-14926 / Film Number 24761006

THIS IS A SUMMARY OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL FINANCIAL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Corporate Overview

1. Overview

A. Name of company : KT Corporation

B. Overview of Subsidiaries (As of December 31, 2023) : 84 Companies, excluding KT.

- Increase/Decrease in the number of Subsidiaries

(Unit : Companies)

Classification	Subsidiaries				The number of consolidated subsidiaries
	Beginning of year	Increase	Decrease	Year-end
Listed subsidiaries	9	1	1	9	9
Non-listed subsidiaries	76	5	6	75	21
Sum	85	6	7	84	30

※ Following the listing of Millie’s Library in September, 2023, there has been an increase in listed subsidiaries, and a decrease in non-listed subsidiaries during the period.

Significant changes in Subsidiaries

Classification	The name of subsidiaries	Causes for the Changes
Newly included Subsidiaries	KT HEALTHCARE VINA COMPANY LIMITED	Establishment in the first quarter of 2023
	KD Living	Q1 2023, reclassification of affiliated companies
	K-Realty Qualified Private Real Estate Investment Trust No. 1	Q2 2023, reclassification of affiliated companies
	AQUA RETAIL VIETNAM COMPANY LIMITED	Establishment in the second quarter of 2023
	K-Realty Qualified Private Real Estate Investment Trust No. 4	Establishment in the third quarter of 2023
Excluded from Subsidiaries	Alpha DX Solution	Merger with KTDS in the first quarter of 2023
	KT Strategic Investment Fund No. 2	Liquidation in the first quarter of 2023
	ET MEA	Liquidation in the first quarter of 2023
	KT Primorye IDC LLC	Liquidation in the second quarter of 2023
	KT Submarine Co., Ltd.	partial equity disposal in third quarter of 2023
	KT-Michigan Global Content Fund	Liquidation in the third quarter of 2023

C. Date of Incorporation: December 10, 1981

D. Location of Headquarters: 90 Bulljeong-ro, Bundang-gu, Seongnam-city, Gyeonggi-do 13606, Korea

E. Significant changes in management and auditor

Date of change	Types of shareholders’ meetings	Appointment		End of term or dismissal
		New appointment	Reappointment
August 30, 2023	Extraordinary Shareholders’ Meeting	(CEO) Young Shub Kim (Inside Director) Chang-Seok Seo	—	—

June 30, 2023	Extraordinary Shareholders’ Meeting	(Outside Director) YangHee Choi Woo-Young Kwak Jong Soo Yoon Yeong Kyun Ahn Seung Hoon Lee Seongcheol Kim Seung Ah Theresa Cho	—	—

March 31, 2023	Annual General Shareholders’ Meeting	—	—	(Outside Director) Hyunmyung Pyo Chung-gu Kang Eunjeong Yeo *

March 28, 2023	—	—	—	(CEO) Hyunmo Ku (Outside Director) Huiyeol Yu (resigned) Dae-yu Kim (resigned)

March 27, 2023	—	—	—	(Inside Director) Kyung- Lim Yun (resigned)

March 06, 2023	—	—	—	(Outside Director) Benjamin Hong (resigned)

January 12, 2023	—	—	—	(Outside Director) Kang-chul Lee (resigned)

*

At the general meeting of shareholders held on March 31, 2023, the terms of office for outside directors, Hyeon-myeong Pyo, Chung-gu Kang, and Eunjeong Yeo, expired. However, according to Article 386, Paragraph 1 of the Commercial Act, the rights and obligations of the retired directors as outside directors were maintained until the point at which new external directors shall be appointed at the extraordinary shareholder meeting in 2023.

2. Total Number of Shares and Related Matters

A. Status of Capital Increase/Decrease (As of December 31, 2023) (Unit: KRW million, Shares)

There has been no change in capital stock for the past 5 business years.

Type of Stock	Category	42nd (End of 2023)	41st (End of 2022)	40th (End of 2021)
Common Stock	Current Number of Issued Shares	257,860,760	261,111,808	261,111,808
	Par value	0.005	0.005	0.005
	Capital Stock	1,564,499	1,564,499	1,564,499

B.	Total Number of Shares (As of December 31, 2022) (Unit: Shares)

Category		Type of Shares		Total
		Common shares	Preferred shares
I. Total Number of Authorized Shares		1,000,000,000	—	1,000,000,000
II. Total Number of Issued Shares		312,899,767	—	312,899,767
III. Total Number of Reduced Shares		55,039,007	—	55,039,007
Details of Reduced Shares	1. Reduction of Capital	—	—	—
	2. Share Retirement	55,039,007	—	55,039,007
	3. Redemption of Redeemable Shares	—	—	—
	4. Other	—	—	—
IV. Current Number of Issued Shares (II – III)		257,860,760	—	257,860,760
V. Number of Treasury Shares		11,447,338	—	11,447,338
VI. Current Number of Issued and Outstanding Shares		246,413,422	—	246,413,422

1)

According to the resolution of the board of directors on February 7, 2024, the acquisition of treasury shares for the purpose of disposal was completed on March 15, 2024, with a total of 695,775 shares. As of the submission date, the total number of treasury shares is 12,143,113 shares.

2)	On March 25, 2024, 695,775 treasury shares have been disposed of, resulting in a total issued shares of 257,164,985 shares and a total of 11,447,338 treasury shares.

C. Acquisition and Disposal of Treasury Shares (As of December 31, 2023) (Unit: Shares)

Method of Acquisition		Type of Shares	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Over-the-Counter	Common shares	5,069,130	4,994	131,690	—	4,942,434
	Exchange-Traded	Common shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common shares		9,755,952	—	3,251,048	6,504,904
		Preferred shares	—	—	—	—	—
Total		Common shares	5,069,130	9,760,946	131,690	3,251,048	11,447,338

1)

According to the resolution of the board of directors on February 7, 2024, the acquisition of treasury shares for the purpose of disposal was completed on March 15, 2024, with a total of 695,775 shares. As of the submission date, the total number of treasury shares is 12,143,113 shares.

2)	On March 25, 2024, 695,775 treasury shares have been disposed of, resulting in a total issued shares of 257,164,985 shares and a total of 11,447,338 treasury shares.

[Treasury shares acquisition through a trust agreement with Shinhan Securities Co., Ltd.]

-	In order to enhance shareholder value through the disposal of a portion of the shares, a decision was made to enter into a trust agreement for the acquisition of treasury shares.

-	Contract Amount: 300 billion KRW, Contract Period: February 10, 2023, to August 9, 2023

-	Decision to Dispose Treasury Shares: As per the trust agreement, a total of 100 billion KRW worth of treasury shares (3,251,048 shares) were successfully disposed of on August 10, 2023.

-	Relevant Disclosures:

•	February 9, 2023: Material Fact Report (Decision to Enter into Trust Agreement for Treasury Share Acquisition)

•	February 9, 2023: Decision to Dispose Treasury Shares

•	May 12, 2023: Acquisition Status Report through Trust Agreement

•	August 9, 2023: Material Fact Report (Decision to Terminate Trust Agreement for Treasury Share Acquisition)

•	August 10, 2023: Trust Agreement Termination Results Report

•	August 10, 2023: [Amendment] Decision to Dispose Treasury Shares

[Treasury Share Acquisition, March 15, 2024]

-	Acquisition Size and Date: 695,775 shares, March 15, 2024

-	Purpose: Acquisition of treasury shares for the purpose of treasury share disposal to enhance shareholder value

-	Relevant Disclosures:

•	February 8, 2024: Decision to Acquire Treasury Shares

•	February 8, 2024: Decision to Dispose Treasury Shares

March 15, 2024: Result of Treasury Share Acquisition

3. Articles of Incorporation of KT

Date of Amendment	Name of Shareholders’ Meeting	Significant Changes	Causes for the Changes
June 30, 2023	The First Extraordinary Shareholders’ Meeting in 2023

Reduction in the number of internal directors (Articles 24, 29)

Abolition of multiple representative directors (Articles 18, 25, 29)

Upward revision of the resolution criteria for the appointment of representative directors (Article 25)

Amendments to the provisions relating to the terms of directors (Article 26 (deleted), Article 27, Article 28 (deleted))

Qualifications for representative directors (Article 25)

Establishment of a Governance Structure Committee

(Article 41-2)

Establishment of a Nomination Committee for director candidates (Articles 25, 32, 33, 41, 42)

Composition of the Nomination Committee for director candidates (Article 42)

Reduction in the number of internal directors to strengthen the independence of the board

Abolition of the multiple representative directors system to strengthen the accountability of the CEO

Increase in the approval criteria for the appointment of the CEO to ensure the selection of the most qualified candidate with the support of majority shareholders

Elimination of staggered terms and related regulations for outside directors and clarification of the basis for differentiated terms for directors

Enhancement of the qualifications criteria for the CEO and establishment of guidelines for the selection of CEO candidates

Establishment of a Governance Structure Committee comprised of four outside directors to enhance independence (excluding internal directors)

Integration of the CEO Candidate Evaluation Committee and Outside Director Candidate Recommendation Committee into the “Director Candidate Recommendation Committee”

Composition of the Director Candidate Recommendation Committee with all outside directors to strengthen independence (excluding internal directors)

March 31, 2023	The 41st General Shareholders’ Meeting

Addition of a new purpose of business (Article 2): 35. Facility rental business

Introduction of reporting obligations for treasury stock (Article 48-2)

Introduction of obligation to obtain shareholder approval for acquisition of treasury stock through cross-shareholding (Article 48-3)

Implementation of rental business to expand the customer base for DIGICO B2C

Strengthening communication with shareholders regarding treasury stock

Enhancing communication with shareholders regarding treasury stock

II.	Business Details

1. Business Overview (ICT, Satellite broadcasting, Real estate, others)

Each division of KT is distinguished by a separate legal entity that provides independent services and products, and the business of each affiliated company is categorized into (1) ICT that provides wireless and wired communication/convergence services, (2) Finance business that provides credit card services, (3) Satellite broadcasting services, (4) Real estate business utilizing KT’s assets, and (5) Other businesses carried out by subsidiaries including content, information technology, global business, and others.

Revenue by division (Unit: KRW million)

	FY2023		FY2022		FY2021
Division	Revenue	Proportion	Revenue	Proportion	Revenue	Proportion
ICT	18,371,437	58.3%	18,289,243	59.4%	18,387,434	63.0%
Finance	3,720,859	11.8%	3,613,981	11.7%	3,525,211	12.1%
Satellite Broadcasting	708,217	2.2%	704,928	2.3%	655,354	2.2%
Real Estate	583,504	1.9%	485,056	1.6%	335,373	1.1%
Other	8,118,542	25.8%	7,708,737	25.0%	6,283,023	21.5%

Sum	31,502,559	100.0%	30,801,945	100.0%	29,186,395	100.0%

Cons’ Adjustment	(5,126,286)	—	(5,151,934)	—	(4,288,390)	—
Total	26,376,273	—	25,650,011	—	24,898,005	—

Financial statements for the 42nd, 41st, and 40th fiscal years are in accordance with K-IFRS No. 1116

A. ICT : KT

KT operates wireless communications services for individual and corporate customers such as wireless communications, high-speed Internet, and corporate lines, pay TV services such as IPTV, and platform-based B2B businesses such as IDC, Cloud, and AI/DX. In addition to solid growth in the traditional telecommunications industry, we are accelerating innovation in non-telecom sectors such as media, finance, and B2B with our customer-centric platform.

B. Satellite TV : Skylife

KT Skylife is leading the domestic HD broadcasting service market by commercializing H.264 based multi-channel HD for the first time in Korea. It is launching Korea’s largest UHD multi-channel service and reflecting customer trends that aim for rational consumption with ‘30% discount home combination’ products. In October 2020, it launched ‘SkyLife Mobile’, an affordable phone service, and started selling three types of combined products (TPS) including affordable phones, satellite broadcasting, and the Internet.

On September 30, 2021, KT completed the acquisition of Hyundai HCN, a comprehensive wired broadcasting operator, and expanded its wired subscriber base. Skylife TV, a subsidiary of KT Skylife, is a broadcasting channel user operator and has 12 channels including the representative channel ENA.

C. Real Estate: KT Estate

KT Group’s real estate business continues to pursue stable growth through an asset-focused business strategy and periodic portfolio strategy updates that reflect real estate market fluctuations, product selection, maximizing asset value and creating new spaces that reflect innovative ICT technology.

The performance of existing Novotel, Andaz, and Sofitel hotels grew significantly year-on-year due to the pandemic, followed by the successful opening of Myeongdong Le Meridien and Moxy in November 2022, contributing to revenue and profit growth.

D. Other Businesses (Commerce, Advertisements, etc.)

•

As a music service brand, genie is strengthening its position as a comprehensive music provider in Korea, providing customers with the best and most stable high-quality music services through customer music usage data and platform technology accumulated over 12 years. In addition, genie is expanding its platform competitiveness by expanding the scope of content provision through differentiated and diverse genres of audio services produced by genie itself, promoting new performance businesses to create new revenue models other than the music business, and providing customers with various cultural content experiences such as K-POP artist concerts, musicals, and festivals to further strengthen corporate competitiveness.

•

KT SAT’s satellite service business is a business that secures satellites and provides services to generate revenue by using orbit and frequency allocated by the government. It provides satellite services using a total of four self-owned satellites and overseas satellite relay services.

•

KT Alpha is expanding the foundation of its commerce business from TV to mobile and creating synergy through the merger (merger date: July 1, 2021) with KT M-house, which has mobile coupon business capabilities. KT Alpha sold all shares of Alpha DX Solution, which it 100% owned, to KTDS (sale date: October 7, 2022).

•

Nasmedia is mainly engaged in internet and mobile, IPTV, and digital out-of-home advertising media sales centered on display advertising. It launched K-Deal, a CPS advertising product based on text, in 2021.

•

KT Studio Genie was established on January 28, 2021, to oversee and lead the group’s media/content business (content production/planning/investment/distribution, etc.), and it has established itself as a studio business operator by broadcasting original content in 2022.

•

kt cloud, which was launched on April 1, 2022, aims to become the best DX specialist company in Korea by strengthening its core competitiveness in IDC and cloud, which is inevitable in the digital era and for KT’s DIGICO strategy.

2. Main Products and Services(ICT, Satellite broadcasting, Real estate, others)

A. ICT : KT

Price fluctuations of KT’s mobile plans, IPTV, broad band, fixed-line phones, and combined products are as follows. For more information, please refer to the product service contents on our website(https://product.kt.com). Prices below do not reflect additional discounts.

•	Mobile (Unit : KRW, VAT included)

Plan		Monthly Rate
5G Choice	Premium Choice	130,000
	Special Choice	110,000
	Basic Choice	90,000
5G Simple 110GB/90GB/70GB/50GB		69,000/67,000/65,000/63,000
5G Slim Plus		61,000
5G Slim		55,000
5G Save		45,000

On September 25th, 2020, KT released the 5G Super Plan Choice, followed by 5G Simple and Save on October 5th, Netflix content on October 28th, a Hyundai Card partnership benefit on June 2nd, 2021, Disney+ content on November 12th, 2021, Samsung Electronics and Woori Card partnership benefits on February 14th, 2022, YouTube Premium content on May 2nd, 2022, Tving/Genie content on July 1st, 2022, 5G Slim Plus plan on August 23rd, 2022, and KT has launched three more 5G Simple plans.

•	IPTV(Unit : KRW, VAT included)

-	Revised TV subscription plans to “Choice” plans (June 2nd, 2022)

-	Released new subscription plans: Genie TV Disney+ Choice (January 17th, 2023), Genie TV tving Choice standard/premium (March 2nd, 2023)

Plan	Monthly Rate
	No Contract	1 Year Contract	2 Year Contract	3 Year Contract	Broadband bundle
Genie tv Slim	16,500	15,675	14,850	13,200	11,000
Genie tv Basic	18,150	17,270	16,390	14,740	12,100
Genie tv Lite	19,800	18,810	17,820	15,840	13,200
Genie tv Essence	25,300	24,035	22,770	20,240	16,500
Genie tv Essence Plus	28,160	26,730	25,300	22,484	18,700

※	Prices above do not include additional costs such as call-out fees.

•	Broadband(Unit : KRW, VAT included)

The following prices do not include additional costs such as equipment (modem) rental fees, call-out fees, etc.

- Prices of new plans in 2022 are as follows.

Plan	Monthly Rate
	No Contract	1 Year Contract	2 Year Contract	3 Year Contract	T/M bundle	Launch Date
Secure Internet Premium	64,900	58,300	52,250	45,650	40,150	7th Jan. 2022
Secure Internet Essence	59,400	52,800	46,750	40,150	34,650	7th Jan. 2022
Secure Internet Basic	50,600	45,100	40,150	34,650	29,150	7th Jan. 2022
Secure Internet Slim	44,000	37,950	32,450	23,650	23,650	7th Jan. 2022

•	Bundled Rate Plans (Unit : KRW, VAT included)

2023	2022	2021

<2023.06>

● Add MVNO partners that can combine MVNO phones

<2023.09>

● Y Family Wireless Bundle Promotion (23.09.01~24.02.29)

- Customers aged 19 to 29 years old and receiving “Y-Dome” benefits can have the same discount as the Family Wireless Bundle

<2022.02>

● Premium Single Combination Promotion normalized (02.24~) - Combining 500M or more speed with 5G mobile plans of KRW 80,000+ (LTE plans of KRW 65,890+) in a single line, 25% discount for monthly mobile fees

<2022.04>

● Newlywed combination Promotion normalized (04.01~)

- For engaged or newlywed couples, mobile discounts for up to 6 months without internet

● System improvements for collective contract buildings, reducing return amount of discounts by 100% from requests made after April 2022

● Additional Premium Single Bundle discounts for bundles within CEO Success Pack

<2022.05>

● 5G Premium Family Bundle Teen Discount Promotion (22.05.02~22.10.31)

- If teenagers under 18 and legal guardian’s mobile plans meet all following conditions, teenager gets additional KRW 5,500 (including VAT) monthly discount.

<2021.04>

● Mobile bundle promotion ‘between friends’

- Equivalent discount benefit as the ‘Mobile bundle pack for my family’ for foreigners of same nationality

<2021.05>

● Renewal of the CEO Success Pack

- Added mobile bundle service

- Integrated VAN billing and relaxation of the discount condition

<2021.08>

● Promotion of the Premium Single bundling package

- 25% discount of the mobile tariff for the service usage of over 500Mbps internet and 5G mobile plan over 80k KRW (65,890 KRW for LTE subscriber)

<2021.10>

● Pre-marriage Bundle Promotion

- Lump sum discount of mobile

service for soon to be married or

newly married couple for

maximum 6 months

• Joining Premium Family Bundle Discount program

• Using a 5G plan of KRW 80,000 or more

● New discount option for Base plan of Premium Family Bundle

- Internet can be applied to mobile base plans instead

<2022.10>

● More plans to the multi-network Bundle discount program

- Additional products: home phone,internet phone (home and Centrex)

- Discounts are the same as CEO Success Pack Bundle discount.

<2022.11>

● 5G Premium Family Bundle Teen Discount Promotion normalized (11.1~)

- If teenagers under 18 and legal guardian’s mobile plans meet all following conditions, teenager gets additional KRW 5,500 (including VAT) monthly discount.

• Joining Premium Family Bundle Discount program

• Using a 5G plan of KRW 80,000 or more

<2022.12>

● Premium family and single mobile plans will be unified based on a single standard (80,000 KRW+ 5G Plans/65,890KRW+LTE plans g 77,000KRW+ 5G/LTE plans, including VAT) by unifying the mobile plans provided for Premium Family and Single plans

<2020.07> ● CEO Success Pack launch

B. Satellite TV – KT Skylife

•	TV (Unit : KRW, VAT Included)

Service Type				2023	2022	2021
Satellite only	Android	sky UHD Family A+	Receiving	12,100	12,100	12,100
	HD		Bundle	8,800	8,800	8,800
		Sky On+ HD	Receiving	9,900	8,800	8,800
			Bundle	7,700	11,000	11,000
		Sky Auto	Receiving	16,500	12,100	12,100
		GTS Prime Kidsland/Enter	Bundle	20,900	20,900	20,900
		GTS Essense	Bundle	16,500	16,500	16,500
		GTS Light	Bundle	13,200	13,200	13,200
		GTS Slim	Bundle	11,000	11,000	11,000
		GTS Basic	Bundle	12,100	12,100	12,100

•	Broadband (Unit : KRW, VAT Included)

Service Type			2023	2022	2021
Internet	sky 100M	Price	28,050	28,050	28,050
		Bundle	19,800	19,800	19,800
	sky GiGA 200M	Price	30,250	30,250	30,250
		Bundle	22,000	22,000	22,000
	sky GiGA 500M	Price	33,000	33,000	33,000
		Bundle	27,500	27,500	27,500
	sky GiGA 1G	Price	38,500	38,500	38,500
		Bundle	33,000	33,000	33,000
	sky 100M Secure	Price	29,150
		Bundle	20,900
	sky GiGA 200M Secure	Price	31,350
		Bundle	23,100
	sky GiGA 500M Secure	Price	34,100
		Bundle	28,600
	sky GiGA 1G Secure	Price	39,600
		Bundle	34,100

•	Mobile

SKY Life’s mobile plans are divided into 10,000 KRW data plans, selectable plans, and unlimited plans.

C. Other Businesses

•	Genie Music

-	Price change of major services Prices of music streaming service products are as follows. (30-day subscription price, based on Web payment. Unit: KRW, VAT excluded)

Service	Type	Product	2023	2022	2021
Music Service	Unlimited Streaming	Data Safe Music Streaming	10,900	10,900	10,900
		Music Streaming(PC+Mobile)	8,400	8,400	8,400
		Smart Music Streaming (Mobile only)	7,400	7,400	7,400
	MP3 Download	5 Downloads/month	3,000	3,000	3,000
		10 Downloads/month	5,500	5,500	5,500
		300 songs	4,800	4,800	4,800
	Streaming by Play Count	100songs	1,600	1,600	1,600
		20 songs	800	800	800
Bundle Service	Unlimited Music + e-book	Smart Streaming + e-book (Genie + Millie’s library)	13,000	13,000	13,000

•	KT M Mobile

KT M Mobile’s mobile plans are divided into device bundle plans of post-paid plans, SIM-only plans, and pre-paid plans.

•	KT Cloud

1)	Cloud

Public

-  On-demand service that provides Cloud-based IT infrastructure (computing/storage/NW, etc.) tailored to client needs, available whenever and as much as needed

-  Offers high performance and stability without concerns for IT procurement, operation, or management

CDN	- Contents Delivery service that delivers large-scale contents in real-time anywhere in the world - Supports 100+ countries and 200,000+ Edge services

Private	- Client-specific Cloud service independently built at client’s location - Provides tailored services optimized for client business environments with high stability and excellent security

Marketplace	- Digital catalog service that curates industry-leading 3rd party solutions to clients’ needs - Provides easy access to solutions that are optimized for clients’ business needs

2)	IDC

Colocation

-  Provides advanced computing infrastructure by directly accessing KT IDC Internet backbone network to improve internet connectivity speed and by providing power, air conditioning, and security infrastructure.

MSP

-  Service where clients outsource the management of their IT systems and various computing infrastructure resources to KT. Includes leasing monitoring tools, IT infrastructure operation and maintenance, migration, consulting, and utilizing KT’s professional personnel, facilities, equipment, and network resources

DC/Infra	- Service that builds and provides customers with customized DC/DR. Formerly classified as On-demand IDC.

Connectivity	- Service that provides connectivity to all services (Neutral IDC/CSP) based on One IDC

3. Information about property, plant and equipment (ICT, Satellite broadcasting, Real estate, others)

A. The status of property, plant and equipment(As of December 31, 2023)

KT

• Land	(Unit: KRW million)

Book value as of January 1, 2023	Increase	Decrease	Book value as of December 31, 2023	official land price
866,721	6,569	(24,581)	848,709	5,567,599

• Building	(Unit: KRW million)

Book value as of January 1, 2023	Increase	Decrease	Book value as of December 31, 2023	official land price
1,003,985	148,618	(99,997)	(68,892)	983,714

• Other property, plant and equipment	(Unit: KRW million)

Classification	Book value as of January 1, 2023	Increase	Decrease	Depreciation Cost	Book value as of December 31, 2023
Constructed Structure	34,391	12,669	(226)	(3,150)	43,684
Machinery facilities	4,997,407	1,831,316	(46,982)	(1,647,071)	5,134,670
Cable facilities	3,626,870	612,354	(33,204)	(590,173)	3,615,847
Financial Leasing	983,049	311,478	(7,395)	(339,231)	947,901
Others	78,702	28,519	(5,051)	(31,858)	70,312
Sum	9,720,419	2,796,336	(92,858)	(2,611,483)	9,812,414

KT Skylife

• Operating equipment	(Unit: KRW million)

Land(m2)	Building(m2)	Sum(m2)	Book value
396	18,248	18,644	15,172

•	Other business equipment

(Unit: KRW million)

Classification	Asset value
Broadcast center	30,964
Customer service center	6
Satellite receiving device	71,460
Sum	102,430

KT Estate

• Investment real estate	(Unit: KRW million)

Book value as of January 1, 2023	Acquisition or Subsitution	Depreciation cost	Disposal	Book value as of December 31, 2023
1,137,300	58,698	(39,407)	(17,489)	1,139,102

• Tangible assets	(Unit: KRW million)

Book value as of January 1, 2023	Acquisition or Subsitution	Depreciation cost	Disposal	Book value as of December 31, 2023
86,118	252	(7,236)	(98)	79,036

B. Capital Expenditure

KT, on stand alone basis, invested a total of KRW 2.416 trillion as CAPEX (Capital Expenditure) during 2023. Major subsidiaries’ CAPEX for 2023 was KRW 0.9 trillion for the growing businesses such as finance, media/content, cloud/IDC, and real estate.

4. Sales(ICT, Satellite broadcasting, Real estate, others)

A.	ICT : KT

(1) Performance in terms of revenue (Unit: millions of Korean won, %)

Category	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Service revenue	15,932,421	86.7	15,766,188	86.2	15,501,216	84.3
Merchandise sales	2,439,016	13.3	2,523,055	13.8	2,886,218	15.7
Total	18,371,437	100.0	18,289.243	100.0	18,387,434	100.0

(2) Methods and Conditions of Sales

KT provides our products and services to customer through the sales organization and channel as above, basically, customers pay the service charges with cash, bank direct debit bill and credit card. In addition to monthly service fee, customers must pay the equipment rental fee and installment fee as well.

For the B2B business, the supply conditions and service fees are determined via a negotiation with enterprise customers.

(3) Sales Strategy

(a) Mobile Service

•	Device leadership : Differentiate wireless experience with pre-emptive adoption of differentiated 5G/LTE smartphones and new forms of emerging devices.

•	Network quality differentiation : 5G first C-DRX Application and 5G network quality based on edge communication center, tight national network LTE-A Network.

•	Innovative rate plans : ‘5G Choice plan’ to offer unlimited data and worldwide data roaming, and LTE data ON providing unlimited data across all plans

•	Segment marketing : Introducing products exclusively for young customers such as Y super pan, Y24 and providing premium single bundled rate plan optimized for single-person households

•

Loyalty program : A variety of mobile phone replacement programs and installment plans, including industry-leading membership benefits, long-term customer special benefits, and rental services to reduce inconvenience in device replacement.

•

Differentiated service : The CS system optimized for smartphones, the benefits of reducing telecommunication charge through affiliated cards, differentiated mobile phone insurance products, and ‘Dual Number’ service to use 2 phone numbers in 1 phone.

(b) Broadband Internet Service

•	Lead the market with preemptive GiGA infrastructure investment and service quality enhancement

•	Expand sales synergy by bundling products between telco(5G, IPTV, etc.) and non-telco(CCTV, IoT, etc.) services

•	Broaden internet business coverage such as low cost market with skylife internet resale

•	Provide the optimized wireless internet environment through introducing advanced WiFi devices such as ‘GiGA WiFi home ax’, ‘GiGA WiFi Buddy ax’, ‘GiGA WiFi Premium 6E’, etc.

•	Offer the customized services for specific segments based on the customer behavior analysis to enhance customer convenience

•	Expand the product lineups including bundling, WiFi devices for small business owners

•	Acquire a number of broadband lines by winning the B2B/B2G orders e.g. mobile internet infrastructure installment business.

(c)	Telephone Service

•	Preemptive care activities to minimize customer churn :

•	Uncombined customers using the Internet and TV products : Service bundling propulsion

•	Customers who need home telephony service : Promoting KT telephony 3000 price plan

•	Customers who did re-contract VoIP service : Promoting KT VoIP 3000 price plan

•	SOHO, small business customers : Pushing to sign up for converged products including Telephone manager, Ringo

•	Preventing from decreasing revenue by restructuring price plans :

•	Rolling out new VoIP price plan which is charging per second(February, 2020)

(d) IPTV Service

•	Improve the product’s marketability take into strategic partnerships considering the changes in the media environment

•	Increase IPTV sales by introducing new media devices

•	Based on AI, organizing personalized content and strengthening the recommendation

B. Satellite Business (KT skylife)

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Service revenue	435,397	61.5	399,555	57.6	364,983	55.7
Platform revenue	209,602	29.6	217,167	31.4	219,218	33.5
Others	63,218	8.9	76,201	11.0	71,153	14.3

Total	708,217	100.0	693,778	100.0	655,354	100.0

※	The above numbers are written on a separate basis.
※	Platform revenue: Advertisement revenue + Home shopping transmission fee + T-commerce transmission fee
※	Service revenue: Broadcasting revenue + Internet revenue + Mobile revenue

(2) Sales Organization and Channels

KT Skylife currently has various sales channels such as skylife head office, customer center, 196 sales offices which are further organized under 9 branches (three in Seoul, two in Busan and one each in Daejeon, Daegu, Gwangju and etc.) and 1 local office (in Jeonju), KT.

Sales offices perform sales and services through consignment contracts with KT Skylife, and 2 customer centers(one each in Suwon, Gwangju) perform business activities such as customer counseling, as well as defending customer churn and attracting new subscribers.

The combined products are sold through KT’s in-house/outdoor sales channels and group companies, which are nationwide, and we are continuously sold on the headquarters’ website.

In addition, we have been continuously partnering with various on and off-line companies such as companies, government offices, and online markets to secure sales channels.

As of the end of December 2023, sales by route are as follows (Accumulated from January to December 2023)

Category	New Subscribers	%
Sales office	171,587	79.6
KT	1,839	0.8
Headquarter, customer center	42,203	19.6

Total	215,629	100.0

C. Others Business

KT Estate

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Rental business	184,477	31.2	175,167	35.9	160,212	47.8
Development business	89,073	15.1	11,156	2.3	—	—
PM fee	63,612	10.7	58,073	11.9	45,513	13.6
Real estate commission business	195,797	33.1	140,098	28.7	99,424	29.6
Others	58,826	9.9	103,257	21.2	30,224	9.0

Total	591,785	100.0	487,751	100.0	335,373	100.0

※	Performances were written in accordance with K-IFRS

2) Sales Organization and Channels

KT Estate’s main business is real estate leasing service and development. For this reason, this report does not disclose the sales organization and channels information.

KT Sat

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Gap filler rentals	108,661	59.7	105,171	58.4	102,372	58.6
Data transmission	14,019	7.7	17,990	10.0	24,565	14.1
Video transmission	7,979	4.4	8,340	4.6	8,161	4.7
Mobile satellite service	28,243	15.5	24,507	13.6	22,051	12.6
Others	23,246	12.8	24,067	13.4	17,506	10.0

Total	182,149	100.0	180,075	100.0	174,655	100.0

※	Performances were written in accordance with K-IFRS

(2) Sales Organization and Channels

KT SAT’s sales organization manages and operates customers by region. Due to the characteristics of the service, the company has a large number of corporate customers and is attracting new customers through sales of internal sales representatives and external distribution networks (partners).

KT alpha

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2023		2022		2021
	Amount	%	Amount	%	Amount	%
T-Commerce(K Shopping)	288,996	67.1	325,515	69.3	307,181	72.5
Mobile Gift Commerce	92,191	21.4	96,067	20.5	61,886	14.6
Content Distribution	49,651	11.5	47,992	10.2	54,598	12.9
Total	430,838	100.0	469,574	100.0	423,664	100.0

※	The above numbers are written on a separate basis.

(2) Sales Organization and Channels

(a) T-Commerce

After the MD has signed a contract with the vendor to supply the product, the product information is provided directly to the general customer through platforms such as VOD, TV, Internet, and mobile. After receiving the customer’s order through TV remote control, internet, and mobile, if payment is made, we will ship the product through the delivery company.

(b) Mobile Gift Commerce

KT alpha divides its customers to B2B and B2C depending on the purchasing entities and provides its service. For the B2B customers, the company carries out the sales activities directly to enterprise customers who want to purchase in bulk. Also, the company provides the mobile gift certificate purchase online service (“Giftishow biz”) optimized for business purchase process indirectly such as promotion planning and managing the budget, etc. For B2C customers, the company service through its own web/app and also a variety of affiliate channel such as mobile commerce channel and online open market, etc.

(c) Content/Media

The content supply and demand representative make copyright agreements with the content creator or distributor. And we provide content VOD or library services to 150 platform companies such as IPTV and OTT. The general customer use the content which they make payment through the plarforms.

Genie Music

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Music business	200,410	80.0	222,660	92.7	235,257	96.4
Others	50,192	20.0	17,610	7.3	8,696	3.6
Total	250,602	100.0	240,270	100.0	243,954	100.0

※	The numbers are on a separate basis and were written in accordance with K-IFRS 1115.

(2) Sales Organization and Channels

Genie Music serves as a service provider and content distributor within the digital music industry.

(a) Music Business (Music Services, Content Distributor)

Genie Music provides music services directly to the domestic customers through its own music platform Genie such as website, mobile app and etc. Also, the company is providing music services through the value-added services which telecom companies roll out.

As a content distributor, Genie Music distributes a variety of content including music sources to the domestic and overseas business players.

(b) Others (Performance, MD and etc.)

Genie Music generates others revenue through performance business, MD products, etc. For the performance business, it shares ticket sales from performances with production/planning companies. For the MD business, the company is selling the MD products (which are bought or imported from MD vendor) to the online and offline stores.

KT Telecop

(1)	Performance in Terms of Revenue (Unit: millions of Korean won, %)

	2023		2022		2021
Category	Amount	%	Amount	%	Amount	%
Security service	521,519	99.2	510,384	98.8	502,075	98.3
Distribution	3,781	0.7	5,403	1.1	8,318	1.6
Others	646	0.1	647	0.1	608	0.1

Total	525,946	100.0	516,434	100.0	511,001	100.0

※ The above numbers are written on a separate basis.

(2)	Sales Organization and Channels

KT Telecop operates the business department, regional headquarters strategic sales team, branch offices. And we provide dispatch security service and integrated security service.

Nasmedia

(1)	Performance in Terms of Revenue (Unit: millions of Korean won, %)

	2023		2022		2021
Category	Amount	%	Amount	%	Amount	%
Digital Advertising	60,160	55.0	66,184	61.3	60,745	68.5
Platform	49,170	45.0	41,794	38.7	27,98	31.5
Total	109,329	100.0	107,977	100.0	88,726	100.0

※ The above numbers are written on a separate basis.

(2)	Sales Organization and Channels

The online advertising industry can be divided into four areas: advertisers, advertising companies, media reps, and media. Media reps sells media time or space to advertisers and advertising for media owners and generate revenue based on commission from media owners.

KT Studio Genie

(1)	Performance in Terms of Revenue (Unit: millions of Korean won, %)

	2023		2022		2021
Category	Amount	%	Amount	%	Amount	%
Content Production	206,574	93.3	95,083	93.7	10,578	89.5
Distribution Agency	8,063	3.6	3,096	3.0	293	2.5
PR Agency	5,409	2.4	2,442	2.4	—	—
Others	1,315	0.7	833	0.9	952	8.0
Total	221,360	100.0	101,454	100.0	11,824	100.0

2)	Sales Organization and Channels

KT Studio Genie sells its content and televising rights through the captive channels (KT and KT’s subsidiaries), the domestic non-captive channels and global partners.

KT Cloud

(1)	Performance in Terms of Revenue (Unit: millions of Korean won, %)

	2023		2022		2021
Category	Amount	%	Amount	%	Amount	%
Total	670,917	100.0	430,437	100.0	—	—

※ Revenues are disclosed after its establishment on 1st April in 2022.

2)	Sales Organization and Channels

KT Cloud operates 2 kinds of businesses(cloud and data center services).

For the cloud business, it is selling the service directly and indirectly. In case of the direct sale, KT Cloud makes a contract and provides the service in partnership with the sales organization of KT Enterprise Business Group. In case of the indirect sale, KT Cloud has around 150 external partner companies which are in charge of reselling. The partners resell and deliver the cloud service to the final customers.

For the data center business, there are domestic sales for the corporate/public/finance/Biz customers and global sales for the international corporate customers. KT Cloud are selling the data center service by using its own direct sales organization and KT’s sales channels as a consignment sale.

5. Research and Development Activities(ICT, Satellite broadcasting, Real estate, others)

A. R&D Costs—Consolidated Basis (Unit: millions of Korean won, %)

Category	2022	2021	2020
Raw Materials	—	—	—
Labor Costs	91,785	83,774	82,225
Depreciation	28,541	22,685	20,732
Commissions	—	—	—
Others	110,295	107,511	127,516
Total R&D Costs ( ※ 1)	230,621	213,969	230,473
(Subsidy from Government)	8	8	211
Accounting costs Research and Ordinary Development Costs	174,936	168,969	156,940
treatment Development Costs (Intangible Assets)	55,677	44,992	73,322
Percentage of R&D Costs over Revenue ( ※ 2)	0.90%	0.86%	0.96%

※ 1: Total costs before deducted the subsidy from government

※ 2: Rate of Total costs before deducted the subsidy from government and Total Revenue

B. R&D Organization Structure (KT)

•	Institute of Convergence Technology

•	Main Mission

•	Securing core technologies to strengthen future business and business competitiveness

•	Establishing mid- and long-term technology strategies for leading future technologies

•	Developing competitive technologies and supporting commercialization to strengthen business competitiveness

•	Developing and securing core technologies for mid- to long-term future

•	NW Platformer based on Smart Connectivity that satisfies market&customers

•	Development of network efficiency and optimization technology to strengthen infrastructure competitiveness

•	Realization of operation excellence based on AI/SDN2.0 and completion of intelligent control operating system

•	Development of core technology for OSP stable operation/quantum cryptography service

•	Research and development of 5G Access/Core network and 5G Mobility technology

•	5G core/wireless/control intelligence technology and SW-based infrastructure innovation

•	Innovation B2X business based on customer centric technology differentiation

•	Developing differentiated Biz solution/platform for B2B business innovation

•	Development of core AI technology/platform/service for industry biz innovation

•	Through the AI Core technology-based ‘Innovation Pipeline’, achieve fast delivery from discovering future growth engines to commercialization

•	Discover convergence future growth engine

•	Secure Number one AI Core technology capabilities

•	Fast deliver new growth business

6. Other Matters (ICT, Satellite broadcasting, Real estate, others)

A. Intellectual Property Rights (as of December 31, 2022)

•	ICT (KT) : KT holds 4,033 domestic patents, 1,764 overseas patents.

•	Others

KT Skylife holds 18 patents.

KT alpha holds 79 patents.

Nasmedia holds 2 patents and 7 trademarks

PlayD holds 5 domestic patents.

KTDS holds 8 patents, 8 trademarks, 2 service marks and 12 trade/service marks

Initech holds 33 patents and 32 trademarks.

7. Business Overview(Finance)

BC Card’s main business is issuing and managing credit cards, transaction processing of credit card and recruiting and managing of credit card merchants. Also, BC Card provides credit loans such as short-term card loans and long-term card loans to credit card members, while conducting supplementary businesses such as retail business via telephone, mail order or online, insurance, tourism service and loans.

Credit card companies are a typical domestic-based industry with a sensitive nature to changes in private consumption and overall domestic economic conditions, as they are based on the domestic market. Market entry requires approval from the Financial Services Commission, and considering the need for credit risk management for stable business operations, the entry barrier is high.

BC Card is mainly engaged in credit card processing business, and has secured a stable revenue base for card issuers based on its position in the credit card processing market. Additionally, BC Card strives to provide customers with easy and convenient financial services through mobile platform ‘Paybook’ for simplified payments and various financial services.

Credit sales amounted to KRW 138.2051 trillion, long and short-term credit card loans to KRW 8.1577 trillion, financial lease to KRW 47.8 billion, factoring to KRW 13.8 billion, and other loans receivables to KRW 673.5 billion, resulting in operating revenue of KRW 3.7209 trillion related to those.

BC Card raises funds through the issuance of corporate bonds and CP, and the average balance of financing for the current year was KRW 1.6036 trillion, with an average funding rate of 3.56%.

The adjusted capital adequacy ratio at the end of the current term was 25.28%, significantly exceeding the limit of 8% under the Regulation on Supervision of Credit-Specialized Financial Business. The delinquency ratio was 1.53%, and the KRW Liquidity Ratio was 111.19%.

8. Business Status(Finance)

A. Performance in Terms of Revenue (Unit: KRW million, %)

Category	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Card processing revenue	3,251,985	87.4	3,188,689	81.8	3,154,561	88.1
Service fee revenue	173,446	4.7	169,694	4.4	176,610	4.9
Additional business fee revenue	67,065	1.8	57,480	1.5	68,972	1.9
Member Service Fee revenue	55,274	1.5	55,560	1.4	57,182	1.6
Private Label Credit Card revenue	24,069	0.6	22,971	0.6	9,051	0.3
Financial revenue	110,357	3.0	70,427	1.8	29,935	0.9
Foreign currency-related profit	12,805	0.3	7,426	0.2	4,062	0.1
Other operating revenue	25,858	0.7	324,038	8.3	79,065	2.2

Total	3,720,859	100.0	3,896,285	100.0	3,579,438	100.0

※	The above numbers are written on a K-IFRS consolidated basis.

B. Fundraising and Operation

(1)	Fundraising

(Unit: KRW million, %)

		2023				2022				2021
Category		Average Balance	amount of payments	Interest rate	%	Average Balance	amount of payments	Interest rate	%	Average Balance	amount of payments	Interest rate	%
Short-term debt	CP	115,424	6,191	5.36	7.20	65,076	2,723	4.18	6.24	—	—	—	—
	General debt	29,068	1,766	6.07	1.82	39,274	1,445	3.68	3.77	—	—	—	—
	Other debt	4,877	229	4.70	0.30	3,287	123	3.74	0.32	247	8	3.24	0.08
Lomg-term debt	CP	184,772	5,880	3.18	11.52	150,237	4,501	3.00	14.41	6,270	138	2.20	2.03
Corporate Bonds		1,269,428	43,034	3.39	79.16	784,488	18,327	2.34	75.26	301,794	5,195	1.72	97.89
Total		1,603,569	57,100	3.56	100.00	1,042,362	27,119	2.60	100.00	308,311	5,341	1.73	100.00

※	Financial Supervisory Service’s business report standard
※	The other debt of short-term debt refer to borrowings under the credit line agreement
※	% represents the proportion to the Average Balance

(2)	Operation

(Unit: KRW million, %)

	2023				2022				2021
Category	Average Balance	Profit amount	ROI	%	Average Balance	Profit amount	ROI	%	Average Balance	Profit amount	ROI	%
Credit Card assets	287,274	46,063	16.03	21.07	110,064	20,582	18.70	13.13	30,676	9,889	32.24	11.58
Lease assets	25,349	1,434	5.66	1.86	14,634	525	3.59	1.75	2,979	82	2.75	1.12
Factoring	61,072	3,835	6.28	4.48	70,358	4,241	6.03	8.39	61,041	3,709	6.08	23.05
General loan	989,412	86,752	8.77	72.59	643,147	51,623	8.03	76.73	170,126	17,298	10.17	64.25
Total	1,363,107	138,084	10.13	100.00	838,203	76,971	9.18	100.00	264,822	30,978	11.70	100.00

※	Financial Supervisory Service’s business report standard
※	Lease assets are comprised of Financial lease bonds

C. Status by Business areas

(1)	Business performance by department

(Unit: KRW billion, %)

			2023		2022		2021
Category			Amount	%	Amount	%	Amount	%
Card	Credit sales	Lump sum payment	1,171,936	79.67	1,120,765	79.89	1,017,012	77.98
		Installment	210,115	14.28	187,203	13.35	206,810	15.86
	Cash loan	Short-term card loan (cash advance)	81,132	5.52	83,874	5.99	76,905	5.89
		Long-term card loan (card loan)	445	0.03	57	0.00	2	0.00
Lease			478	0.03	176	0.01	111	0.01
Factoring			138	0.01	197	0.01	413	0.03
Loan			6,735	0.46	10,582	0.75	2,987	0.23
Total			1,470,979	100.00	1,402,854	100.00	1,304,240	100.00

※	Financial Supervisory Service’s business report standard
※	The amount of credit sales(Lump sum payment and Installment) and short-term card loans(cash advance) is the total performance of BC Card and its member companies

(2)	Member status

(Unit: thousand, thousand, %)

					YoY
Category		2023	2022	2021	Change	% of Change
Individual member	Number of cards	39,426	39,904	40,807	-478	-1.20
	Number of members	36,671	33,963	30,154	2,708	7.97
Corporate member	Number of cards	5,214	5,229	5,102	-15	-0.29
	Number of members	3,245	3,353	1,993	-108	-3.22
Total	Number of cards	44,640	45,134	45,909	-494	-1.09
	Number of members	36,671	37,316	32,146	-645	-1.73

※	Financial Supervisory Service’s business report standard

(3)	The number of affiliated merchants

(Unit : thousand, %)

Category	2023	2022	2021	YoY
				Change	% of Change
Affiliated merchants	3,427	3,455	3,333	-28	-0.81

※ Financial Supervisory Service’s business report standard

9. Derivatives Transaction(Finance)

A. The breakdown of derivatives currently held by BC Card for trading purposes or hedging purposes is as follows :

(1) Drag-along Right

BC card gave drag-along rights to financial investors participating in capital raise of K Bank. In case K Bank fails in IPO at an agreed conditions, financial investors can exercise drag-along rights.

(2)	Interest rate Swap

This contract is aimed at avoiding cash flow fluctuation risks caused by changes in interest rates for BC Card’s held floating-rate KRW denominated bonds, and the major details are as follows

(Unit: KRW million)

Item	Counter Party	Contract Signing date	Contract expiration date	Contract amount	Interest rate
					Contract interest rate			Swap rate
Interest rate swap	Shinhan Bank	2022-03-25	2025-03-25	60,000	CMS	(5Y	)	2.70%
		2022-03-25	2032-03-25	40,000	CMS	(10Y	)	2.64%

B. Derivative assets and liabilities as of the reference date are as follows :

(1) 4Q23

(Unit: KRW million)

Item	Trading purpose		Risk management purpose
	Asset	Liability	Asset	Liability
Drag-along Right	—	133,293	—	—
Interest rate Swap	—	—	1,214	—
Total	—	133,293	1,214	—

(2) 4Q22

(Unit: KRW million)

Item	Trading purpose		Risk management purpose
	Asset	Liability	Asset	Liability
Drag-along Right	—	134,881	—	—
Interest rate Swap	—	—	3,123	—
Total	—	134,881	3,123	—

(2)	4Q21

(Unit: KRW million)

Item	Trading purpose		Risk management purpose
	Asset	Liability	Asset	Liability
Drag-along Right	—	158,284	—	—

C. The details of profits and losses related to derivatives during the disclosure period

(Unit: KRW million)

	2023			2022			2021
Item	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income
Drag-along Right	1,588	—	—	23,403	—	—	47,039		—
Interest rate Swap	48	—	(1,957)	(418)	—	3,541	—	—	—
forward exchange rate	—	—	—	—	—	—	—	—	—
Total	1,636	—	(1,957)	22,985	—	3,541	47,039	—	—

10. Business Facilities (Finance)

A. Equipment and other assets (Reference date : 31 Dec. 2023)

(Unit: KRW million)

Item	Property	Building	Total
Main office	362,529	186,076	548,605
Branch office	465	2,989	3,454
Sum	362,994	189,065	552,059

※	Main office includes real estate for investment (based on acquisition cost)

11. (Finance) Financial Stability

[Major Management Index]

	Items	2023	2022	2021	Formula
Capital Adequacy	Adjusted Equity Ratio	25.28	27.34	35.80	Adjusted Equity/ Adjusted Total Assets x 100
	Tangible Common Equity Ratio	23.25	25.78	35.44	Equity/Total Assets x 100
Asset Quality	Loss Risk Weighted Non-performing Loans Ratio	0.84	0.29	0.08	Weighted Non-performing Loans/ Total Loans x 100
	Substandard Loans Ratio	2.16	0.41	0.11	Substandard Loans/ Total Loans x 100
	Loan Loss Provision Ratio	123.72	139.41	171.83	Loan Loss Provision Balance/ Required Provision Amount x 100
Profitability	Return on Asset	0.47	1.74	2.47	Net profit / Total Assets x 100
	Return on Equity	1.87	6.10	7.46	Net profit/ Equity x 100
	Expenses to Total Assets	4.14	4.72	5.44	Total expenses/ Total Assets x 100
Liquidity	Liquidity Ratio	111.19	123.01	114.90	Current Asset/ Current Liability x 100 (Due in 90 days)
	Operating Assets Ratio	37.34	34.63	36.31	Operating Asset/ Equity

A. Characteristics of the Industry

Credit card businesses engage in the business of issuing and managing credit cards, processing payments related to credit card usage, recruiting and overseeing credit card merchants. In addition, credit card companies also provide credit loans such as short-term and long-term card loans to their members.

The credit card industry is a typical domestic consumption-based industry and is sensitive to changes in overall domestic economic conditions, including fluctuations in business cycles.

Market entry requires approval from the Financial Services Commission, and considering the need for effective credit risk management for stable business operations, the barriers to entry are high.

Furthermore, seasonal consumption patterns such as travel and leisure industries during vacation seasons, department stores and discount stores during major holiday, as well as individuals’ disposable income, also have significant impacts on the credit card industry.

D. Market Conditions

(1) Number of Credit Card and Member Merchant Store

Category	Population (in 10K)	Population Available for Economic Activity*1 (in 10K)	Credit Card (in 10K)	Number of Credit Card Per Capital	Number of Member Stores*2 (in 10K)
2021	5,174	2,831	11,769	4.2	299
2022	5,163	2,801	12,417	4.4	310
2023.2Q	5,156	2,949	12,749	4.3	—

※	Source : Credit Finance Association, Korea
*1	Age 15 or order and must be eligible for employment activity
*2	At least one sales transaction incurred annually from a member store

(2) Credit Card Usage in Korea (Unit : KRW billion)

	Credit Card Usage				Credit Card Usage over Private Consumption Expenditure*
Category	Total	Lump- Sum Payment	Installment Payment	Card Loan (Short- term)
2021	834,172.9	634,315.1	144,719.5	55,138.3	77.8%
2022	941,364.7	728,183.2	155,770.9	57,410.6	81.0%
2023.2Q	489,769.5	382,897.4	78,524.5	28,347.6	82.3%

※	Source : Credit Finance Association, Korea

E. Competitiveness

In credit card business, solicitation of member merchant stores, development of products and services, customer segment focused marketing services and risk management capabilities for stable asset portfolio are key management factors. With the technological advancement, boundary of financial services has become more abstract, and digital payment market has grown bigger in which competition among financial service providers are increasing. BC Card continues its efforts to provide various digital financial services in response to evolving market.

BC Card has lower credit card industry specific risk like deterioration risk of asset soundness while BC card focuses on core business, credit card processing business, and most of its receivables are from high credit institutions like banks and credit card companies. Based on strong foothold in credit card transaction processing market, BC card has built stable revenue stream from middle and small card issuers, which are not available of economy of scale. Moreover,

F. Tools to remain competitive in the competition

BC Card focuses on credit card processing as its main business and secures a stable revenue base targeting card issuers based on its position in the credit card processing market. In addition, BC Card strives to provide customers with easy and convenient financial services through simple payment and various financial services based on the mobile platform ‘Paybook’

III. Financial Information

1. Summary of Financial Statements (Consolidated) (Unit : millions of Korean won)

	2023	2022	2021
Current Assets	14,518,157	12,681,532	11,858,350
• Cash and Cash Equivalents	2,879,554	2,449,062	3,019,592
• Trade and Other Receivables	7,170,289	6,098,072	5,087,490
• Inventories	912,262	709,191	514,145
• Other Current Assets	3,556,052	3,425,207	3,237,123
Non-current Assets	28,191,825	28,299,149	25,300,991
• Trade and Other Receivables	1,404,168	1,491,046	1,091,326
• Property, plant and equipment	14,872,079	14,772,179	14,464,886
• Investment Property	2,198,135	1,933,358	1,720,654
• Intangible Assets	2,533,861	3,129,833	3,447,333
• Investments in Joint Ventures and Associates	1,556,889	1,480,722	1,288,429
• Other Non-Current Assets	5,626,693	5,492,011	3,288,363

Total Assets	42,709,982	40,980,681	37,159,341

Current Liabilities	13,147,409	10,699,268	10,072,432
Non-Current Liabilities	11,001,436	11,866,690	10,519,748

Total Liabilities	24,148,845	22,565,958	20,592,180

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	14,494,430	14,257,343	13,287,390
Accumulated Other Comprehensive Expense	52,407	(77,776	117,469
Other Components of Equity	(802,418	(572,152	(1,433,080
Non-Controlling Interests	1,811,961	1,802,551	1,590,625

Total Equity	18,561,137	18,414,723	16,567,161

	2023	2022	2021
Operating Revenue	26,376,273	25,650,011	24,898,005
Operating Profit	1,649,774	1,690,088	1,671,824
Profit for the Period	988,718	1,387,663	1,459,395
Owners of the Controlling Company	1,009,861	1,262,498	1,356,878
Non-controlling interest	(21,143)	125,165	102,517
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	4,043	5,209	5,759
Diluted earnings per share	4,038	5,205	5,747
Number of Consolidated Companies	84	85	79

※ 2023, 2022 and 2021 were written in accordance with K-IFRS 1116

2. Summary of Financial Statements (Separate) (Unit : millions of Korean won)

	2023	2022	2021
Current Assets	7,088,565	6,603,488	7,167,047
• Cash and Cash Equivalents	1,242,005	966,307	1,708,714
• Trade and Other Receivables	3,190,269	3,055,649	3,092,397
• Other Financial Assets	279,451	232,837	104,062
• Inventories	368,117	349,870	289,345
• Other Current Assets	2,008,723	1,998,825	1,972,529
Non-Current Assets	23,220,354	23,814,286	22,195,322
• Trade and Other Receivables	370,717	526,988	750,820
• Other Financial Assets	2,134,324	1,993,893	591,201
• Property and equipment	11,492,776	11,540,162	12,021,117
• Right-of-use assets	976,625	983,049	1,078,129
• Investment Property	1,191,592	1,137,489	997,344
• Intangible Assets	1,487,848	1,855,679	2,236,564
• Investments in Subsidiaries, Associates and Joint Ventures	4,796,606	4,879,219	3,816,915
• Non-Current Assets held for Long-term Investment	60,590	180,689
• Other Non-Current Assets	709,276	717,118	703,232

Total Assets	30,308,919	30,417,774	29,362,369

Current Liabilities	6,957,491	6,321,450	6,968,720
Non-Current Liabilities	8,307,889	9,238,244	8,528,755

Total Liabilities	15,265,380	15,559,694	15,497,475

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	12,544,425	12,347,403	11,931,481
Accumulated Other Comprehensive Income	64,229	(72,672)	125,610
Other Components of Shareholders’ Equity	(569,872)	(421,408)	(1,196,954)

Total Equity	15,043,539	14,858,080	13,864,894

	2023	2022	2021
Operating Revenue	18,371,437	18,289,243	18,387,434
Operating Profit	1,185,392	1,168,103	1,068,273
Profit for the Period	933,337	763,750	990,491
Earnings per share (in Korean won):
Basic earnings per share	3,741	3,153	4,211
Diluted earnings per share	3,739	3,152	4,203

※ 2023, 2022 and 2021 were written in accordance with K-IFRS 1116

3. Dividends and Related Matters

Dividend Policy from FY2023 to FY2025

•	Dividend Resource: 50% of adjusted separate net income

•	Method: Cash dividend, share buyback & cancellation

•	Cash Dividend: To maintain cash dividend level at minimum the amount for FY2022(KRW 1,960 per share)

•

Quarterly Dividend: To be introduced from 2024 first quarter (quarterly dividend to be introduced after amendments made to the articles of incorporation through resolution of the shareholders’ meeting)

Category		FY2023	FY2022	FY2021
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		988,718	1,387,663	1,459,395
Net Profit per Share (Won)		4,043	5,209	5,759
Year-end Cash Dividend (in Millions of Won)		482,970	501,844	450,394
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		47.8	39.8	33.2
Cash Dividend Yield (%)	Common Shares	5.5	5.5	5.9
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	1,960	1,960	1,910
	Preferred Shares	—	—	—

•	Net Profit, Net profit per share, Cash dividend Pay Out are based on consolidated result.

•	Cash dividend Pay Out(%) is calculated on a basis of Net Profit contribution to KT.

•

Cash dividend yield(%) is the percentage of dividends per share against the arithmetic average price of the final price formed in the exchange market for the past week from the date of the two trading days before the closing date of the shareholders ‘list to convene the general shareholders’ meeting.

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated/separate financial statements

Fiscal Year	Auditor	Audit Comments	Issues noted	Key Audit Matters

2023	Anjin Deloitte	Unqualified	Not applicable.	1. Accruals and accuracy of wireless telecommunications services revenue and wireless device revenue

2022	Samil PwC	Unqualified	Not applicable.	1. Cash-Generating Unit Impairment Assessment in Parent 2. Business Impairment Assessment—HyundaiHCN(Consoliated)

2021	Samil PwC	Unqualified	Not applicable.	1. Cash-Generating Unit Impairment Assessment in Parent 2. Business Combination Accounting-HyundaiHCN(Consoliated) 3. Business Combination Accounting-Epsilon Global Communications (Consoliated)

2. Audit services contract (Unit : millions of Korean won, hours)

	Auditor	Contents	Contractual		Actual
Fiscal Year			Compensation	Total Time	Compensation	Total Time
2023	Anjin Deloitte	Review interim financial statements	4,390	38,170	4,390	41,690
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2022	Samil PwC	Review interim financial statements	3,560	33,000	3,560	33,548
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2021	Samil PwC	Review interim financial statements	3,200	33,000	3,200	33,028
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

※ Financial Statement Review and Audit Period, Internal Accounting Management System Audit (Review) Period

Category	2023	2022	2021
1st quarter review	From March 20, 2023 to May 15, 2023	From April 1, 2022 to May 16, 2021	From April 1, 2021 to May 15, 2020

2nd quarter review	From July 17, 2023 to August 14, 2023	From July 18, 2022 to August 16, 2022	From July 12, 2021 to August 17, 2021

3rd quarter review	From October 16, 2023 to November 15, 2023	From October 17, 2022 to November 14, 2022	From October 11, 2021 to November 15, 2021

Audit of systems and automatic internal controls	From April 24, 2023 to June 30, 2023 From August 28, 2023 to October 30, 2023 From November 13, 2023 to December 29, 2023	From May 17, 2022 to June 30, 2022 From August 17, 2022 to September 30, 2022 From November 15, 2022 to December 30, 2022	From May 16, 2021 to June 30, 2021 From August 15, 2021 to September 30, 2021 From November 16, 2021 to December 31, 2021

Early proof audit	From May 1, 2023 to December 29, 2023	From May 10, 2022 to December 30, 2022	From May 9, 2021 to December 30, 2021

Internal Accounting Management System Audit (Review)	From May 1, 2023 to March 18, 2024	From May 10, 2022 to March 8, 2023	From May 9, 2021 to March 10, 2022

Update Early Proof Audit Procedure and Financial Statement Audit	From January 2, 2024 to March 18, 2024	From January 2, 2023 to March 8, 2023	From January 3, 2022 to March 10, 2022

3. Non-Audit services contract (Unit : millions of Korean won)

Fiscal Year	Contract date	Contents	Service period	Compensation
2023	Oct. 2023 Jun. 2023	Issuing ISAE 3402 Certification Reports Evaluate an Electronic Signature Certificate Authority	Oct. 2023 ~ Feb. 2024 Jun. 2023 ~ Mar. 2024	200 190
2022	Aug. 2022	Comfort letter	Aug. 2022	180
2021	Jul. 2021	Comfort letter	Jul. 2021	100

4. The results of the Internal Audit Organization’s discussion with the auditor

Date	Attendee	Method	Main Discussion Content
February 7, 2023	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 4 people (Director of Business Conductor, etc.)	A face-to- face meeting	- Audit Plan Report of FY 2023

February 16, 2023	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Report on the results of external auditors’ end-of-term audit of 2022

February 16, 2023	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit

April 11, 2023	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Domestic/US audit results for 2022

May 9, 2023	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the first quarter of 2023 review

May 9, 2023	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit

August 7, 2023	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the second quarter of 2023 review

August 7, 2023	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit

November 7, 2023	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the third quarter of 2023 review

December 12, 2023	- KT Audit committee, - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Report on key audit matters for 2023

4. Change of Auditor for Consolidated and Separate Financial Statements

The Company changed its auditor for the fiscal year 2023 from Samil PwC to Anjin Deloitte. This was due to the periodic designation of an auditor pursuant to Regulations on External Audit and Accounting.

Fiscal Year	2023	2022	2021
Auditor	Anjin Deloitte	Samil PwC	Samil PwC

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of December 31, 2023, the Board of Directors of KT consists of 10 Directors (2 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has 6 different Committees as follows; Corporate Governance Committee, Audit Committee, Evaluation & Compensation Committee, Related-Party Transaction Committee, Corporate Sustainability Management Committee and Director Candidate Recommendation Committee. The Board of Directors may establish additional committees if necessary. The Chairperson of the Board of Directors is elected separately with CEO and the Board of Directors appoints one of the outside directors as a Chairperson annually. Currently, The Board Chairperson is Director Jong-Soo Yoon who has enough capabilities and experience to coordinate members of the Board.

•	The Number of Outside Directors and its change (As of December 31, 2023)

The Number of Directors	The Number of Outside Directors	Change of Outside Directors
		Appointment	Dismissal	Interim resignation
10	8	7	—	4

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Outside Director							Inside Director
				Hyun- Myung Pyo	Chung -Gu Kang	Eun-Jung Yeo	Yong- Hun Kim	Dae-You Kim	Hee-Yol Yu	Hong Benjamin	Hyeon -Mo Ku	Kyung- Lim Yun
				100%	100%	100%	100%	100%	100%	100%	20.0%	83.3%
1st	2023.1.19	Report on the decisions made by the Management Committee in the 2H of 2022	Original Proposal accepted	for	for	for	for	for	for	for	for	for
		Proposed changes to the composition of the committees within the Board of Directors	The adoption of the proposed changes to the composition of the Committee on Corporate Governance, the Committee for Recommending Outside Director Candidates, and the Committee on Internal Transactions.	for	for	for	for	for	for	for	for	for
		Proposed ESG management plan for the year 2023	Original Proposal approved	for	for	for	for	for	for	for	for	for

2nd	2023.2.9	Proposed approval of the 41st fiscal year financial statements (separate and consolidated)	Original Proposal approved	for	for	for	for	for	for	for	for	for
		Proposed approval of the 41st fiscal year operating report	Original Proposal approved	for	for	for	for	for	for	for	for	for
		Proposed acquisition and partial cancellation of treasury stock	Original Proposal approved	for	for	for	for	for	for	for	for	for
		Proposed decision to reconsider the appointment of a CEO	Original Proposal approved	for	for	for	for	for	for	for	for	for
		Implementation of the reconsideration of the appointment of a CEO	Original Proposal approved	for	for	for	for	for	for	for	Point 1)	Point 1)

3rd	2023.2.16	Proposal to allocate funds for social contribution in 2023	Original Proposal approved	for	for	for	for	for	for	for	for	for

4th	2023.2.28	Report on the criteria for CEO candidate evaluation	Original Proposal accepted	for	for	for	for	for	for	for	Absent	Point 2)

		Criteria for evaluating candidates for the position of CEO	Original Proposal accepted	for	for	for	for	for	for	for	Absent	Point 2)

※	On January 12, 2023, Outside director Gang-Cheol Lee resigned.

Order	Date	Subject	Result of Discussion	Outside Director						Inside Director
				Hyun- Myung Pyo	Chung- Gu Kang	Eun- Jung Yeo	Yong- Hun Kim	Dae- You Kim	Hee- Yol Yu	Hyeon- Mo Ku	Kyung- Lim Yun
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 20.0%)	(Attendance: 83.3%)
5th	2023.3.7	Proposed change in the composition of committees within the board of directors	The Governing Structure Committee, Sustainable Management Committee, and Outside Director Recommendation Committee have approved the proposed changes in their composition	for	for	for	for	for	for	Absent	Absent

6th	2023.3.7	Confirmation of CEO candidate	Confirmation of CEO candidate	for	for	for	for	for	for	Absent	Point 2)

7th	2023.3.8	Agreement on the recommendation of an Inside Director candidate	Agreement of Inside Director candidate recommendation	for	for	for	for	for	for	Point 1)	Point 1)
		Executive Director Employment Agreement	Original Proposal approved	for	for	for	for	for	for	Point 1)	Point 1)
		Report on Compliance with Regulatory Compliance Standards	Original Proposal accepted	for	for	for	for	for	for	for	for
		Recommendation for Audit Committee Member Candidates	Recommendation of Audit Committee member candidate	for	for	for	for	for	for	for	for
		Proposed Amendments to the Bylaws	Original Proposal approved	for	for	for	for	for	for	for	for

		Report on the Inspection Results of the Management and Protection Status of Personal Credit Information in MyData Services	Original Proposal accepted	for	for	for	for	for	for	for	for

		Report on Matters relating to Executive Compensation	Original Proposal accepted	for	for	for	for	for	for	for	for

		Standards and Payment Methods of Compensation for CEO and Inside Directors	Original Proposal approved	for	for	for	for	for	for	Point 1)	Point 1)

		Board Compensation Limit	Original Proposal approved	for	for	for	for	for	for	for	for

		Classification, Quantity, and Compensation Limit for Management Executives	Original Proposal approved	for	for	for	for	for	for	for	for

		Amendment of Regulations on Executive Retirement Benefits	Original Proposal approved	for	for	for	for	for	for	for	for

		Approval of the Fiscal Statements (Separate and Consolidated) for the 41st Term	Original Proposal approved	for	for	for	for	for	for	for	for

		Approval of the Business Report for the 41st Term	Original Proposal approved	for	for	for	for	for	for	for	for

		Notice of Regular Shareholders’ Meeting for the 41st Term	Original Proposal approved	for	for	for	for	for	for	for	for

		Report on the Operation Status of Internal Accounting Management System for the 2022 Fiscal Year	Original Proposal accepted	for	for	for	for	for	for	for	for

		Report on the Results of the Evaluation of the Operation Status of the Internal Accounting Management System for the 2022 Fiscal Year by the Audit Committee	Original Proposal accepted	for	for	for	for	for	for	for	for

Point 1) Limitation of voting rights for Inside Directors

Point 2) According to Article 9, Clause 3 of the Board of Directors Regulations, there is a restriction on the voting rights if an insider director is a candidate for the CEO position

※	On March 6, 2023, Outside director Benjamin Hong resigned.
※	On March 27, 2023, Inside director Kyung-Lim Yun resigned.
※	On March 28, 2023, CEO Hyeon-Mo Ku, Outside director Hee-Yol Yu, Dae-You Kim resigned.
※	On March 31, 2023, Outside director Hyun-Myung Pyo, Chung-Gu Kang, Eun-Jung Yeo term expired.
※

Until new representative directors and outside directors are appointed during the 2023 Extraordinary Shareholder’s meeting, retired directors, Hyeon-Mo Ku, Hyun-Myung Pyo, Chung-Gu Kang, Eun-Jung Yeo, will continue to maintain their rights and responsibilities as representative directors and outside directors. This is in accordance with Article 389, Paragraph 3 and Article 386, Paragraph 1 of the Commercial Act of South Korea

Order	Date	Subject	Result of Discussion	Outside Director				Inside Director
				Hyun- Myung Pyo	Chung- Gu Kang	Eun- Jung Yeo	Yong-Hun Kim	Hyeon-Mo Ku
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 20.0%)
8th	2023.3.31	Appointment of Board of Directors Chairperson and Formation of Committees	Appointment of Chairperson and Committee Formation Resolution	for	for	for	for	Absent

9th	2023.3.31	Amendment to the Operating Rules of the Corporate Governance Committee	Original proposal approved	for	for	for	for	Absent

10th	2023.4.11	Information about the composition of committees within the board of directors	deferment of decision	against	against	against	against	Absent

11th	2023.4.13	Approval of Consolidated Financial Statements for the 2022 fiscal year for US public disclosure	Original proposal approved	for	for	for	for	Absent
		Composition of New Governance Task Force Establishment Proposal	The New Governance Task Force has been formed	for	for	for	for	Absent

12th	2023.5.4	Amendment Proposal for the Appointment of Outside Directors Regulations	Original proposal approved	for	for	for	for	Absent
		Composition of Outside Director Candidate Recommendation Committee and Evaluation Criteria for Outside Director Candidates Proposal	The Outside Director Recommendation Committee has been established, and the criteria for screening potential Outside Director candidates have been determined	for	for	for	for	Absent

13th	2023.5.11	Contract Signing between Shareholders regarding KT Cloud Co., Ltd	Original proposal approved	for	for	for	for	Absent
		Financial Statements Reporting for the First Quarter of the 2023 Fiscal Year (Separate and Consolidated)	Original proposal accepted	for	for	for	for	Absent

		Promotion of Fund Transactions with KBank Corporation Co., Ltd	Original proposal approved	for	for	for	for	Absent

		Proposal for Setting the Record Date for the First Extraordinary Shareholders Meeting of 2023	Original proposal approved	for	for	for	for	Absent

		Implementation of Long-Term Performance Bonus/Stock Compensation and Disposal of Treasury Stock for the Year 2022	Original proposal approved	for	for	for	for	Absent

		Processing of Pending Long-Term Performance Bonus Payments and Acquisition of Treasury Stock	Amended proposal approved	for	for	for	for	Absent

14th	2023.6.8	Contribution to a Cooperative Fund for the Operation of Collaboration Programs with Partners	Original proposal approved	for	for	for	for	Absent
		Recommendation of Candidates for Audit Committee Members	Candidates Audit Committee confirmed	for	for	for	for	Absent
		Recommendation of Outside Director Candidates for Audit Committee Members	Candidates Outside Director for Audit Committee confirmed	for	for	for	for	Absent
		Partial Amendment to the Articles of Incorporation	Original proposal approved	for	for	for	for	Absent
		Notice of the 1st Extraordinary Shareholders’ Meeting in 2023	Original proposal approved	for	for	for	for	Absent

15th	2023.6.15	Compensation limit and criteria for stock-based compensation for long-term performance in 2023	Original proposal approved	for	for	for	for	Absent
		Long-term and performance-based compensation payment	Original proposal approved	for	for	for	for	Absent
		Planned issuance of KT’s 199th corporate bonds	Original proposal approved	for	for	for	for	Absent
		KT’s Safety and Health Plan for 2023	Original proposal approved	for	for	for	for	Absent
		Report on the performance of investments in other companies, including those of less than 50 billion KRW, for the year 2022	Original proposal accepted	for	for	for	for	Absent

※	1st Extraordinary Shareholders’ Meeting on June 30, 2023
-	Appointment of Yang-Hee Choi, Woo-Young Kwak, Yeong-Kyun Ahn, Jong-Soo Yoon, Seung-Hoon Lee, Seong-Cheol Kim, and Seung-Ah Cho as Outside Directors

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Yong- Hun Kim	Yang- Hee Choi	Woo- Young Kwak	Yeong- Kyun Ahn	Jong- Soo Yoon	Seung- Hoon Lee	Seong- Cheol Kim	Seung- Ah Cho	Hyeon- Mo Ku
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 20%)
16th	2023.7.3	Composition of Committees within the Board of Directors	deferment of decision	against	against	against	against	against	against	against	against	Absent
		Setting the record date for the 2nd extraordinary shareholders’ meeting in 2023	Amended proposal approved	for	for	for	for	for	for	for	for	Absent
		Amendments to the Board of Directors and related regulations	Amended proposal approved	for	for	for	for	for	for	for	for	Absent

17th	2023.7.13	Appointment of Chairperson of the Board	Chairperson Appointment Resolution	for	for	for	for	for	for	for	for	Absent
		Criteria for Evaluation of Candidates for CEO	Original proposal approved	for	for	for	for	for	for	for	for	Absent
		Formation of Committees within the Board of Directors	Committee Composition Resolution	for	for	for	for	for	for	for	for	Absent

18th	2023.8.4	Confirmation of the CEO Candidate	Approval of Chief Executive Officer (CEO) Candidate	for	for	for	for	for	for	for	for	Absent

19th	2023.8.7	Amendment to Executive Retirement Benefit Payment Regulations	Original proposal approved	for	for	for	for	for	for	for	for	Absent
		Draft of CEO Employment Contract	Amended proposal approved	for	for	for	for	for	for	for	for	Absent
		Approval of Recommendation for Inside Director Candidate	Approval of Inside Director Candidate Recommendation	for	for	for	for	for	for	for	for	Absent
		Notice of the Second Extraordinary Shareholders’ Meeting in 2023	Original proposal approved	for	for	for	for	for	for	for	for	Absent
20th	2023.8.8	Reporting of First Half Financial Statements (Separate and Consolidated) for the 2023 Fiscal Year	Original proposal accepted	for	for	for	for	for	for	for	for	Absent
		Partial elimination of treasury stock	Original proposal approved	for	for	for	for	for	for	for	for	Absent

※	2nd Extraordinary Shareholders’ Meeting on August 30, 2023
-	Appointment of Young-Shub Kim as CEO and Chang-Seok Seo as Inside Director.

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Yong- Hun Kim	Yang- Hee Choi	Woo- Young Kwak	Yeong- Kyun Ahn	Jong- Soo Yoon	Seung- Hoon Lee	Seong- Cheol Kim	Seung- Ah Cho	Young- Shub Kim	Chang- Seok Seo
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
21th	2023.8.30	Appointment of New Member to the Sustainable Management Committee	Original proposal approved	for	for	for	for	for	for	for	for	for	for

22th	2023.10.11	Mid-term Shareholder Return Policy	deferment of decision	against	against	against	against	against	against	against	against	against	against
		Investment Proposal for KT Youth Startup Investment Association	Original proposal approved	for	for	for	for	for	for	for	for	for	for

23th	2023.10.17	2023 Long-Term Performance Bonus Compensation Cap and Stock Compensation Criteria	Original proposal approved	for	for	for	for	for	for	for	for	Point 3)	Point 3)
		Amendment of Board of Directors Regulations	Amended proposal approved	for	for	for	for	for	for	for	for	for	for

		Mid-term shareholder return policy	Amended proposal approved	for	for	for	for	for	for	for	for	for	for

		Amendment of Compliance Control Standards	Amended proposal approved	for	for	for	for	for	for	for	for	for	for

24th	2023.11.8	Submission of Q3 2023 Financial Statements (Separate and Consolidated)	Original proposal accepted	for	for	for	for	for	for	for	for	for	for
		Establishment of Regulations on Executive Error-based Performance Bonus Clawback	Original proposal approved	for	for	for	for	for	for	for	for	for	for

25th	2023.12.14	2023 Internal Employee Welfare Fund Contribution	Original proposal approved	for	for	for	for	for	for	for	for	for	for
		2024 Business Plan	Original proposal approved	for	for	for	for	for	for	for	for	for	for
		2024 Organizational Improvement Report	Original proposal accepted	for	for	for	for	for	for	for	for	for	for
		Appointment of Compliance Support Personnel	Original proposal approved	for	for	for	for	for	for	for	for	for	for

Point 3) Limitation of voting rights for Inside Directors(Including CEO)

: Article 9, Paragraph 4 of the Board of Directors Regulations relates to “Deliberation and Resolutions”, while Article 11, Paragraph 1 of the CEO’s Management Contract pertains to “Long-term performance incentives, etc.”

(3) The Status of Committees under the Board of Directors

(a) Composition of the Committees under the Board of Directors (as of December 31, 2023)

Committee	Composition	Name	Purpose of Establishment and Authority
Corporate Governance Committee	4 Outside Directors	Yang-Hee Choi(Chairperson), Woo-Young Kwak, Jong-Soo Yoon, Seong-Cheol Kim	Overview of Governance Structure
※ Article 41-2: Board of Governance Committee

Director Candidate Recommendation Committee	All Outside Directors	Seung-Hoon Lee(Chairperson), Yong-Hun Kim, Yang-Hee Choi, Woo-Young Kwak, Jong-Soo Yoon, Yeong-Kyun Ahn, Seong-Cheol Kim, Seung-Ah Cho	Composition and Development of Candidates for CEO, Selection of CEO Candidates
Composition and Evaluation of Outside Director Candidates, Recommendation of Outside Director Candidates at Shareholders’ Meeting
Audit Committee	4 Outside Directors	Yeong-Kyun Ahn(Chairperson), Yong-Hun Kim, Seung-Hoon Lee, Seung-Ah Cho	Matters related to accounting and business audits
※ refer to “VI-2. Matters pertaining to the audit system” for related information
※ Article 542-11 of the Commercial Act (Audit Committee), Paragraph 1, and Article 43 of the Articles of Incorporation (Audit Committee)

Evaluation & Compensation Committee	4 Outside Directors	Seong-Cheol Kim(Chairperson), Yang-Hee Choi, Seung-Hoon Lee, Seung-Ah Cho	Matters related to the CEO’s management contract and evaluation

Related-Party Transaction Committee	4 Outside Directors	Woo-Young Kwak(Chairperson), Yong-Hun Kim, Jong-Soo Yoon, Yeong-Kyun Ahn	The matters related to the approval of directors utilizing business opportunities of the company, as per the Commercial Law
The matters related to the approval of transactions between directors and the company
Transactions that require approval from the board of directors between the company and its major shareholders and related parties
Internal transactions under the Law on Monopoly Regulation and Fair Trade

Corporate Sustainability Management Committee	4 Outside Directors & 1 Inside Director	Yang-Hee Choi(Chairperson), Woo-Young Kwak, Jong-Soo Yoon, Seong-Cheol Kim, Chang-Seok Seo	Issues related to sustainable management

(b) Activities of the Committees under the Board of Directors

•	Representative Director Candidate Examination Committee

Order	Date	Subject	Result of Discussion	Outside Director						Inside Director
				Chung-Gu Kang	Dae-You Kim	Hee-Yol Yu	Hyun- Myung Pyo	Eun-Jung Yeo	Yong-Hun Kim	Kyung- Lim Yun
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: -%)
1st	2023.3.7	Selection of candidates for the position of CEO	Selection of candidates for the position of CEO	Point 1)	for	for	for	for	for	Point 2)

Point 1) According to Article 5 of the Operating Regulations of the Representative Director Candidate Examination Committee, the Chairperson has no voting rights

Point 2) Limitation of voting rights for Inside Directors

※

On June 30, 2023, the Director Candidate Recommendation Committee will be newly established, integrating the CEO Candidate Assessment Committee and the Outside Director Candidate Recommendation Committee

•	Corporate Governance Committee

Order	Date	Subject	Result of Discussion	Outside Director				Inside Director
				Hee -Yol Yu	Hyun- Myung Pyo	Chung-Gu Kang	Hong Benjamin	Kyung- Lim Yun
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 75%)	(Attendance: 50%)
1st	2023.2.9	Matters concerning research on external candidate pool, composition, and formation of the Advisory Group for recommendation Outside Directors	Amended proposal approved	for	for	for	for	Point 1)

2nd	2023.2.14	The composition of the Appointment Advisory Group	composition of the Appointment Advisory Group	for	for	for	for	Point 1)

3rd	2023.2.16	report on partial amendments to the articles of incorporation	on hold	against	against	against	against	against

4th	2023.2.28	selection of candidates for CEO candidacy assessment	Selection of Candidates for CEO Evaluation	for	for	for	Absent	Point 1)

Point 1) Limitation of voting rights for Inside Directors

-	On March 6, 2023, Outside director Benjamin Hong resigned

※	Result of the 5th Board of Directors Meeting on March 7, 2023:

-	The Corporate Governance Committee is composed of Outside Directors Hee-Yol Yu (Chairperson), Dae-You Kim, Hyun-Myung Pyo, Chung-Gu Kang, and Inside Director Kyung-Lim Yun

Order	Date	Subject	Result of Discussion	Outside Director				Inside Director
				Hee-Yol Yu	Dae-You Kim	Hyun- Myung Pyo	Chung-Gu Kang	Kyung- Lim Yun
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 50%)
5th	2023.3.7	Partial Amendments to the Articles of Incorporation (Proposal) Report	Original proposal accepted	for	for	for	for	Absent

-	On March 27, 2023, Inside director Kyung-Lim Yun resigned.

-	On March 28, 2023, Outside director Hee-Yol Yu, Dae-You Kim resigned.

※	March 31, 2023, Results of the 8th Board of Directors Meeting:

-	The Corporate Governance Committee consisting of Outside Director Chung-Gu Kang(Chairmperson), Hyun-Myung Pyo, Eun-Jung Yeo, Yong-Hun Kim, and Inside Director Hyeon-Mo Ku was formed.

Order	Date	Subject	Result of Discussion	Outside Director				Inside Director
				Chung-Gu Kang	Hyun- Myung Pyo	Eun-Jung Yeo	Yong-Hun Kim	Hyeon-Mo Ku
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: -%)
6th	2023.3.31	Report on the Proposed Amendments to the Operating Rules of the Governance Committee	Original proposal accepted	for	for	for	for	Absent

7th	2023.5.4	Report on Proposed Amendments to Regulations regarding the Appointment of Outside Directors	Original proposal accepted	for	for	for	for	Absent

8th	2023.6.8	report on partial amendments to the articles of incorporation	Original proposal accepted	for	for	for	for	Absent

※	July 13, 2023, Outcome of the 17th Board of Directors Meeting
-	The Corporate Governance Committee has been constituted with the following members: Outside Director Choi Yang-hee (Chairperson), Kwak Woo-young, Yoon Jong-su, and Kim Sung-chul.

Order	Date	Subject	Result of Discussion	Outside Director
				Yang-Hee Choi	Woo- Young Kwak	Jong-Soo Yoon	Seong- Cheol Kim
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
9th	2023.7.3	Report on Board of Directors and Related Rule Amendment Proposal	Amended proposal accepted	for	for	for	for

10th	2023.10.17	Amendment Proposal for Board of Directors’ Rule	Amended proposal accepted	for	for	for	for

•	Outside Director Candidate Recommendation Committee: Refer to section “(4) Independence of Directors” below.

•	Audit Committee: Refer to “(3) Activities of the Audit Committee” in section “2. Matters related to the Audit System” below.

•	Evaluation & Compensation Committee

Order	Date	Subject	Result of Discussion	Outside Director
				Dae-You Kim	Hee-Yol Yu	Hyun- Myung Pyo	Hong Benjamin
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 0%)
1st	2023.2.28	2022 CEO Management Goal Evaluation Results	Evaluation results confirmed	for	for	for	Absent

-	On March 6, 2023, outside director Hong Benjamin resigned

※	March 7, 2023, Results of the 5th Board of Directors Meeting:

-	The Evaluation & Compensation Committee consisting of External Directors Dae-You Kim(Chairperson), Hee-Yol Yu, and Hyun-Myung Pyo was formed.

Order	Date	Subject	Result of Discussion	Outside Director
				Dae-You Kim	Hee-Yol Yu	Hyun-Myung Pyo
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
2nd	2023.3.7	Reporting on the criteria and payment methods for the remuneration of executive directors and non-executive directors	Original proposal accepted	for	for	for
		Reporting on the Proposed Amendment to the Executive Retirement Payment Regulations	Original proposal accepted	for	for	for

-	On March 28, 2023, Outside director Hee-Yol Yu, Dae-You Kim resigned

※	March 31, 2023, Results of the 8th Board of Directors Meeting

-	The Evaluation & Compensation Committee consisting of External Directors Hyun-Myung Pyo(Chairperson), Yong-Hun Kim, and Chung-Gu Kang was formed.

Order	Date	Subject	Result of Discussion	Outside Director
				Hyun-Myung Pyo	Yong-Hun Kim	Chung-Gu Kang
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
3rd	2023.5.9	Reporting on the Provision of Long-Term Performance Bonus/Equity Compensation and Share Disposal in 2022	Original proposal accepted	for	for	for

※ July 13, 2023, Results of the 17th Board of Directors Meeting

- The Evaluation & Compensation Committee consisting of Outside Directors Seong-Cheol Kim(Chairmperson), Yang-Hee Choi, Seung-Hoon Lee, and Seung-Ah Cho was formed.

Order	Date	Subject	Result of Discussion	Outside Director
				Seong-Cheol Kim	Yang-Hee Choi	Seung-Hoon Lee	Seung-Ah Cho
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
4th	2023.8.7	Reporting on the Proposed Amendment to the Executive Retirement Payment Regulations	Original proposal accepted	for	for	for	for

5th	2023.9.6	2023 CEO Management Objectives	Original proposal approved	for	for	for	for

6th	2023.10.17	2023 Long-Term Incentives Compensation Limit and Stock Compensation Criteria	Original proposal accepted	for	for	for	for

•	Executive Committee

Order	Date	Subject	Result of Discussion	Inside Director
				Hyeon-Mo Ku	Kyung-Lim Yun
				(Attendance: 100%)	(Attendance: 100%)
1st	2023.02.10	2023 KT Handset Sales Receivable Disposal Plan	Original proposal approved	for	for

※	July 3, 2023, 16th Board of Directors Meeting Result: Dissolution of Executive Committee

•	Related-Party Transaction Committee

※	July 13, 2023, 17th Board of Directors Meeting Result:

-	Outside Director Woo-Young Kwak appointed as the Chairperson of the Related-Party Transaction Committee, with Yong-Hun Kim, Jong-Soo Yoon, and Yeong-Kyun Ahn as members.

Order	Date	Subject	Result of Discussion	Outside Director
				Woo-Young Kwak	Yong-Hun Kim	Jong-Soo Yoon	Yeong-Kyun Ahn
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
1st	2023.10.17	Participation in KT Sports’ capital increase through paid-in capital in 2023	Original proposal approved	for	for	for	for

•	Corporate Sustainability Management Committee

Order	Date	Subject	Result of Discussion	Outside Director			Inside Director
				Hyun- Myung Pyo	Yong-Hun Kim	Hong Benjamin	Kyung-Lim Yun
				(Attendance:	(Attendance:	(Attendance:	(Attendance:
				100%)	100%)	100%)	100%)
1st	2023.01.19	2022 ESG Management Performance Report	Original proposal accepted	for	for	for	for
		2023 ESG Management Promotion Plan (Draft) Report	Original proposal accepted	for	for	for	for

ø July 13, 2023, the 17th board meeting result:

- The Corporate Sustainability Management Committee was formed with Outside Directors Yang-Hee Choi (Chairperson), Woo-Young Kwak, Jong-Soo Yoon, Seong-Cheol Kim, and Inside Director Chang-Seok Seo

•	Director Candidate Recommendation Committee: Refer to the bottom section “(4). Independence of Directors.

(4) Independence of the Board of Directors

(a) Independence of appointing BOD members

In order to secure independence and transparency, outside director candidate should be recommended to the AGM by Director Candidate Recommendation Committee and the outside search and advisory group may be conducted if necessary. Inside director, excluding representative director, should be selected from the AGM from among the candidates recommended by the CEO, with the consent of the Board of Director Candidate Recommendation Committee and the approval of the Board of Directors, who are executive officers governed by the articles of incorporation.

Title	Name	Tenure*	Consecutive term(number of term)	Appointment background	Recommendation	Acting area as a director	Transactions with the company, relationship with major shareholders
CEO	Young- Shub Kim	August of 2023 ~ AGM day of 2026.	-	Finance/ Management expert	BOD	-	None

Inside Director	Chang- Seok Seo	August of 2023 ~	-	ICT expert	Representative director (w/the consent of BOD)	Corporate Sustainability Management Committee	None
AGM day of 2026.

Outside Director	Yong- Hun Kim	March of 2022~	-	Legal expert	Prevous)Outside Director Candidate Recommendation Committee(Point 1)	Audit Committee, Related-Party Transaction Committee, Director Candidate Recommendation Committee	None
AGM day of 2025.

Outside Director	Yang- Hee Choi	June of 2023 ~	-	Futuristic technology expert	Director Candidate Recommendation Committee	Corporate Governance Committee Chairperson, Corporate Sustainability Management Committee Chairperson, Evaluation & Compensation Committee, Director Candidate Recommendation Committee	None
AGM day of 2026.

Outside Director	Woo- Young Kwak	June of 2023 ~	-	ICT expert	Director Candidate Recommendation Committee	Related-Party Transaction Committee Chairperson, Corporate Governance Committee, Corporate Sustainability Management Committee, Director Candidate Recommendation Committee	None
AGM day of 2025.

Outside Director	Jong- Soo Yoon	June of 2023 ~	-	ESG expert	Director Candidate Recommendation Committee	BoD Chairperson, Corporate Governance Committee, Related-Party Transaction Committee, Corporate Sustainability Management Committee, Director Candidate Recommendation Committee	None
AGM day of 2026.

Outside Director	Yeong- Kyun Ahn	June of 2023 ~	-	Accounting expert	Director Candidate Recommendation Committee	Audit Committee Chairperson, Related-Party Transaction Committee, Director Candidate Recommendation Committee	None
AGM day of 2026.

Outside Director	Seung- Hoon Lee	June of 2023 ~	-	Finance expert	Director Candidate Recommendation Committee	Director Candidate Recommendation Committee Chairperson, Audit Committee, Evaluation & Compensation Committee	None
AGM day of 2025.

Outside Director	Seong- Cheol Kim	June of 2023 ~	-	Risk/Regulation expert	Director Candidate Recommendation Committee	Evaluation & Compensation Committee Chairperson, Corporate Governance Committee, Corporate Sustainability Management Committee, Director Candidate Recommendation Committee	None
AGM day of 2025.

Outside Director	Seung- Ah Cho	June of 2023 ~	-	Management expert	Director Candidate Recommendation Committee	Audit Committee, Evaluation & Compensation Committee, Director Candidate Recommendation Committee	None
AGM day of 2 Management expert 026.

*	Tenure(*) : Tenure as a director

(Point 1) Established the Director Candidate Recommendation Committee on June 30, 2023.

(by integrating the Representative Director Candidate Examination Committee and the Outside Director Candidate Recommendation Committee)

(b) Establishment of a separate committee for the selection of Outside Directors

ø	1st Board of Directors Meeting for 2023 (January 19, 2023): Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Name	Outside Director	Note
Benjamin Hong (Chairperson)	O	The number of Outside Directors should be more than 50% (fulfilled requirements stipulated in Commercial Act 542(8) 4.)
Dae-You Kim	O
Hee-Yol Yu	O
Yong-Hun Kim	O
Kyung-Lim Yun	X

ø	Excluding the Outside Directors, Hyun-Myung Pyo, Chung-Gu Kang, Eun-Jung Yeo, whose terms expire at the regular shareholders’ meeting in 2023
ø

Inside Director, Kyung-Lim Yun would not be attending the Outside Director Candidate Recommendation Committee, which is responsible for reviewing and recommending candidates for Outside Directors in the mid-2023

ø

According to the results of the 1st extraordinary shareholders’ meeting (June 30. 2023), Director Candidate Recommendation Committee is established. (integrating the Representative Director Candidate Examination Committee and the Outside Director Candidate Recommendation Committee)

ø	According to the results of the 17th BoD meeting(July 13, 2023),
-	The Director Candidate Recommendation Committee has been formed
ø	The 2nd Director Candidate Recommendation Committee(July 13, 2023) :

Appointment of the Director Candidate Recommendation Committee Chairperson

Name	Outside Director	Note

Seung-Hoon Lee(Chairperson)	O	All Outside Directors (fulfilled requirements stipulated in Commercial Act 542(8) 4.)
Yong-Hun Kim	O
Yang-Hee Choi	O
Woo-Young Kwak	O
Jong-Soo Yoon	O
Yeong-Kyun Ahn	O
Seong-Cheol Kim	O
Seung-Ah Cho	O

•	Activities of Outside Director Candidate Recommendation Committee & the Board Director Candidate Recommendation Committee

Order	Date	Subject	Result of Discussion	Outside Director				Inside Director
				Hong Benjamin	Dae-You Kim	Hee-Yol Yu	Yong-Hun Kim	Kyung-Lim Yun
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 33%)
1st	2023.2.9	Proposed Amendment to Change the Number of Outside Director Candidates to be Recommended at Regular Shareholders’ Meeting	Original proposal approved	for	for	for	for	for

2nd	2022.3.3	Confirmation of Outside Director Candidates	Confirmation of Outside Director Candidates	for	for	for	for	Absence

-	On March 6, 2023, Outside director Benjamin Hong resigned.
ø	According to the results of the 5th board meeting on March 7, 2023.
-	the Outside Director Candidate Recommendation Committee is composed of Yong-Hun Kim (Chairperson), Dae-You Kim, Hee-Yol Yu, and Kyung-Lim Yun as the Inside Director.

Order	Date	Subject	Result of Discussion	Outside Director			Inside Director
				Yong-Hun Kim	Dae-You Kim	Hee-Yol Yu	Kyung-Lim Yun
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 33%)
3rd	2023.3.7	Changes in the Number of Outside Director Candidates to be Recommended at the Regular Shareholders’ Meeting	Change in the Number of Outside Director Candidates	for	for	for	Absence
		Finalization of Outside Director Candidates and Confirmation of Their Terms	Finalization of Outside Director Candidates and Confirmation of Their Terms	for	for	for	Absence

-	On March 27, 2023, Inside director Kyung-Lim Yun resigned.
-	On March 28, 2023, Outside director Hee-Yol Yu, Dae-You Kim resigned.
ø

According to the results of the 8th board meeting on March 31, 2023, the Outside Director Candidate Recommendation Committee is composed of Yong-Hun Kim(Chairperson), Hyun-Myung Pyo, Chung-Gu Kang, Eun-Jung Yeo, and Hyeon-Mo Ku.

Order	Date	Subject	Result of Discussion	Outside Director				Inside Director
				Yong-Hun Kim	Hyun- Myung Pyo	Chung-Gu Kang	Eun-Jung Yeo	Hyeon-Mo Ku
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 0%)
4th	2023.5.4	Operating Plan for the Outside Director Candidates Recommendation Committee	Operating Plan for the Outside Director Candidates Recommendation Committee	for	for	for	for	Absence

5th	2023.5.16	composition of the Advisory Group	composition of the Advisory Group	for	for	for	for	Absence
		Report on Outside Director Candidates	Original proposal accepted	for	for	for	for	Absence

6th	2023.6.2	Outside Director Candidates and Term Confirmation	Outside Director Candidates and Term Confirmation	for	for	for	for	Absence

-	On March 31, 2023, Outside director Hyun-Myung Pyo, Chung-Gu Kang, Eun-Jung Yeo term expired.
ø

According to the results of the 1st extraordinary shareholders’ meeting (June 30. 2023), Director Candidate Recommendation Committee is established. (integrating the Representative Director Candidate Examination Committee and the Outside Director Candidate Recommendation Committee)

ø	According to the results of the 17th board meeting on July 13, 2023, the members of the Director Candidate Recommendation Committee will be composed.

Order	Date	Subject	Result of Discussion	Outside Director
				Seung- Hoon Lee	Yong-Hun Kim	Yang-Hee Choi	Woo-Young Kwak	Jong-Soo Yoon	Yeong- Kyun Ahn	Seong- Cheol Kim	Seung-Ah Cho
				Attendance: 100%	Attendance: 100%	Attendance: 100%	Attendance: 100%	Attendance: 100%	Attendance: 100%	Attendance: 100%	Attendance: 100%
1st	2023.7.3	Appointment of Chairperson for Director Candidate Recommendation Committee	deferment of decision	against	against	against	against	against	against	against	against
		Selection Plan for Chief Executive Officer	Methods of candidate selection and determination of professional organizations	for	for	for	for	for	for	for	for

2nd	2023.7.13	Appointment of Chairperson for Director Candidate Recommendation Committee	Methods of candidate selection and determination of professional organizations	for	for	for	for	for	for	for	for
		Report on Results of CEO Candidate Application	Original proposal accepted	for	for	for	for	for	for	for	for
		CEO Candidate Evaluation Plan	Confirmation of Evaluation Results	for	for	for	for	for	for	for	for
		Composition of Advisory Group	Composition of Advisory Group	for	for	for	for	for	for	for	for

3rd	2023.7.17	1st Round Evaluation of CEO Candidates	Confirmation of Evaluation Results	for	for	for	for	for	for	for	for

4th	2023.7.25	2nd Round Evaluation of CEO Candidates	Confirmation of Evaluation Results	for	for	for	for	for	for	for	for

5th	2023.7.27	3rd Round Evaluation of CEO Candidates	Confirmation of Evaluation Results	for	for	for	for	for	for	for	for

6th	2023.8.4	Selection of CEO Candidate	Selection of CEO Candidate	for	for	for	for	for	for	for	for

7th	2023.8.7	Agreement on Recommending Inside Director Candidates	Agreement on Recommending Inside Director Candidates	for	for	for	for	for	for	for	for

(5) Expertise of Outside Directors

KT established a dedicated team(corporate governance team) for outside directors to support the board meeting and committee activities. The corporate governance team provides explanatory meetings in advance, if necessary, to make agendas fully considered and information on business issues.

(a) Supportive team for Outside Directors

Department	Number of Staffs	Job Position(years served)	Activity history

BOD Office	9	Office Director 1 (0.3 years ) Team leader 2 (1.7 years on average) Director 1 (4.1 years on average) Vice director 3 (4.3 years on average) Manager 2 (1.1 years on average)

- Operates Board meetings and Board committees

- Provides Outside directors with preliminary reports on major issues for

- Provides management information

- Provides other information needed for outside directors’ job and supports for their requests.

(b) Education for outside directors

Date	Education provider	Attended outside director	Reasons for absence	Education contents

2023. 01. 19.	KT	All	—	Major Technology Trends—CES 2023 Review

2023. 03. 08.	KT	All	—	Major Technology Trends—MWC 2023 Review

2023. 06. 21.	KT	Yeong-Kyun Ahn, Seung-Hoon Lee	—	New CEO Management Presentation—KT Overview and Subsidiary Status, Domestic and International ICT Industry Trends and Trends

2023. 06. 23.	KT	Woo-Young Kwak, Seong-Cheol Kim, Jong-Soo Yoon, Seung-Ah Cho, Yang-Hee Choi	—	New CEO Management Presentation—KT Overview and Subsidiary Status, Domestic and International ICT Industry Trends and Trends

2023. 11. 23.	KT	All	—	Explanation and Demonstration of the Release of the AI LLM ‘Mi:DEM’

2023. 12. 14.	Deloitte Anjin LLC	All	—	Education on Internal Accounting Management System

2. Audit Committee

(1) Personal Information of Members of the Audit Committee (As of December 31, 2023)

Name	Outside Director	Experience	Accounting/ Finance Expert
			Expert	Expertise	Relevant career

Yeong Kyun Ahn (Chair)	Yes	- Board Member of International Federation of Accountants(present) - Vice President, Korean Institute of CPA - Member of International Accounting Education Standards Board	Yes	Certified Public Accountant	- Basic
Qualifications:

. Possession of
Korean
Certified
Public
Accountant
(KICPA)
qualification

. Possession of
American
Certified
Public
Accountant
(AICPA)
qualification

- Working
Period:

. More than 5
years of
employment
at Samil
Accounting
Firm (1987-
2014)

Yong- Hun Kim	Yes	- Attorney of Law Firm Daeryuk Aju(present) - External Director of Social Welfare Joint Fundraising Association (present) - Secretary General of the Constitutional Court	—	—	—

Seung Hoon Lee	Yes	- Global Department Representative Partner at KCGI(present) - ESG Department Representative at K Global Asset Management - Executive Vice President, M&A Department, SK Corporations and SK Telecom	—	—	—

Seung-Ah Theresa Cho	Yes	- Vice President of International Affairs at Seoul National University, Korea - Professor at Business School of Seoul National University, Korea - Vice President of Korean Strategic Management Society	—	—	—

(2) The independence of audit committee members

The company has a separate audit committee within the board of directors, and the audit committee members are appointed by a resolution of the shareholders’ meeting. The audit committee consists of four outside directors, and one of them is a financial expert (outside director, Yeong Kyun Ahn).

The audit committee performs its duties independently of the company and audits the company’s accounting and operations. They have the authority to request reports on business matters and investigate the financial condition of the company.

Outside Director	Tenure	Consecutive term (number of term)	Reasons for appointment	Recommendor	Roles in the Board	Transaction with the Company, Relationship with the largest shareholder and major shareholders
Yeong Kyun Ahn (Chair)	June of 2023 ~ AGM of 2026	—	Accounting Expert (relevant to Article 37, Paragraph 2, Clause 1 of the Commercial Act Enforcement Decree)	BoD	Audit Committee (Chairperson), Related- Party Transactions Committee, Director Candidate Recommendation Committee	None

Yong-Hun Kim	March of 2022 ~ AGM of 2025	—	Legal Expert	BoD	Audit Committee, , Related-Party Transactions Committee, Director Candidate Recommendation Committee	None

Seung Hoon Lee	June of 2023 ~ AGM of 2025	—	Finance Expert	BoD	Director Candidate Recommendation Committee(Chairperson), Audit Committee, Evaluation and Compensation Committee	None

Seung-Ah Theresa Cho	June of 2023 ~ AGM of 2026	—	Management Expert	BoD	Audit Committee, Evaluation and Compensation Committee, Director Candidate Recommendation Committee	None

(3) Major Activities of the Audit Committee

Order	Date	Agenda	Result of Discussion	Outside Director
				Eun-Jung Yeo	Chung-Gu Kang	Dae-You Kim	Yong- Hun Kim
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
1st	2023.2.7	Approval of audit and non-audit services for consolidated company for the Fiscal year 2023	Original proposal approved	for	for	for	for
		2022 audit results and 2023 audit plan report	Original proposal accepted	for	for	for	for
		2023 company-wide compliance promotion plan report	Original proposal accepted	for	for	for	for

2nd	2023.3.7	Report on operational condition of the internal accounting management system for 2022	Original proposal accepted	for	for	for	for

3rd	2023.3.8	Report on final audit for fiscal year 2022	Original proposal accepted	for	for	for	for
		Evaluation report on operational status of internal compliance device of the audit committee for 2022	Original proposal approved	for	for	for	for

4th	2023.3.16	Evaluation Opinion on the Operation Status of the Audit Committee’s Internal Monitoring System	Original proposal approved	for	for	for	for
		Research result report on agenda and documents of the annual general meeting of shareholders for the 41st term	Original proposal approved	for	for	for	for
		Audit report of the annual general meeting of shareholders for the 41st term	Original proposal approved	for	for	for	for

ø Dae-You Kim, an outside director, resigned on March 28, 2023

Order	Date	Agenda	Result of Discussion	Outside Director
				Eun-Jung Yeo	Chung-Gu Kang	Yong- Hun Kim
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)

5th	2023.3.31	Appointment of the chairman of Audit committee	Chairman appointed	for	for	for
		Delegation of authority for prior approval of non-audit service of external auditor	Original proposal approved	for	for	for

6th	2023.4.11	Report on US filing consolidated financial statements final audit for the Fiscal year 2022	Original proposal accepted	for	for	for
		Report on the status of audit performance by external auditors in fiscal year 2022	Original proposal accepted	for	for	for

7th	2023.5.9	Report on financial statements(separate and consolidated) of the 1Q 2023	Original proposal accepted	for	for	for

8th	2023.6.13	Research result report on agenda and documents of the First Extraordinary Shareholders’ Meeting of 2023	Original proposal approved	for	for	for

-	Outside directors Eun-Jung Yeo and Chung-Gu Kang resigned on June 30, 2023, as their term as directors expired.
ø	Results of the first extraordinary shareholders’ meeting on June 30, 2023:
-	Outside directors Yeong Kyun Ahn(Chairman), Yong-Hun Kim, Seung Hoon Lee, and Seung-Ah Theresa Cho were appointed, forming the audit committee.

Order	Date	Agenda	Result of Discussion	Outside Director
				Yeong Kyun Ahn	Yong-Hun Kim	Seung Hoon Lee	Seung-Ah Theresa Cho
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)

9th	2023.6.30	Appointment of the chairman of Audit committee	Chairman appointed	for	for	for	for
		Report on financial statements(separate and consolidated) of the 1H 2023	Original proposal accepted	for	for	for	for
		Report on final audit for the first half of fiscal year 2023	Original proposal accepted	for	for	for	for

10th	2023.8.7	Report on audit result for the first half of fiscal year 2021 and audit plan for second half of fiscal year 2021	Original proposal accepted	for	for	for	for
		Research result report on agenda and documents of the Second Extraordinary Shareholders’ Meeting of 2023	Original proposal approved	for	for	for	for
		Approval for the change in audit service limit provided by the external auditor to the consolidated company	Original proposal approved	for	for	for	for

11th	2023.11.7	Report on financial statements(separate and consolidated) of the 3Q 2023	Original proposal accepted	for	for	for	for
		Approval of external auditor’s fee for fiscal year 2024	Original proposal approved	for	for	for	for

12th	2023.12.14	The appointment of external members and chairman of the Compliance Committee	Appointment of External Members and Chairman	for	for	for	for

13th	2023.12.14	Agreement on the appointment of internal audit manager	Original proposal approved	for	for	for	for

(4) Education plan

Though auditors already have sufficient experience and knowledge, KT provides auditors with reports and education programs about related issues such as industry which KT belongs to, change in management environment, legal change and etc.

- Briefing on major change in management environment and compliance issue

- Seminars related with the Audit Committee

- Educational programs or conference

(5) Audit Committee Education status

Date	Education provider	Attended audit member	Reasons for absence	Education contents
2023. 04. 18	Audit Committee Forum	Eun-Jung Yeo (Chairperson)	—

- Types of financial accidents and considerations for audit committees.

- Analysis and implications of the operating status report on internal accounting management system using text sentiment analysis.

(6) Supportive team for Audit Committee

Department	Number of Staffs	Job Position(years served)	Activity history
Audit Department	33	Offce Head 1 (2 months) Director 2 (6 years 2 months on average) Team leader 6 (4years on average) Team members 24 (3 years 7 months on average)

•  Group/company-wide ethical management promotion and organizational soundness and ethics diagnosis/audit

•  Company-wide Management Diagnosis and Risk Management

•  Group/company-wide accounting audit and internal control diagnosis

(7) Matters on Compliance officer

•	Name : Heo Tae-won

•	Qualification : Passed the 43rd Judicial Exam (2001), Lawyer.

•	Education

- Graduated from Seoul National University, Department of Law (1994).

•	Professional experience

- Completed the 33rd Judicial Training Institute (2004)

- Worked as a prosecutor in the Criminal/Public Safety Department at the Seongnam, Busan, Suwon, and Seoul Central District Prosecutors’ Offices (2004-2012).

- Lawyer at Kim & Jang Law Firm (2012-2015).

- Outside Director and Chairman of the Audit Committee at Netmarble Corp. (2016-2022).

- Representative Partner at A-In Law Firm (2015-2023).

•	Major Activities and results

Items	Date/Period	Contents	Result
Compliance education	On occasion

- Conducting compliance training by department by major position

- Online education including anti-graft/foreign anti-corruption laws for all employees

- Conducting compliance education for group companies and business partners

Nothing significant to report

Compliance Support	On occasion

- Operation of the Compliance Committee (the highest decision-making body related to compliance control) and the Compliance Office

- Operation of ‘Anti-Corruption Code of Conduct’ to comply with the Anti-Corruption Act and FCPA

- 3rd party risk assessment and compliance due diligence

- Conducting legal review of executives and employees’ work and contracts

- Support smooth compliance activities of executives and employees through the compliance platform (Support for autonomous compliance activities such as regular access to compliance control data and inquiry of organizations subject to anti-corruption laws)

- Establishment/support of group compliance system

- Report the plans and results of company-wide compliance activities to the Audit Committee

- Report the results of inspection on compliance with the compliance control standards to the board of directors

Nothing significant to report

Compliance check	On occasion

- Selection of major legal risk areas

- Establishment and implementation of self-inspection plans for each department

- Implementation of actual condition evaluation on self-inspection activity details

- Conduct regular inspections for high-risk areas

- Special inspection on timely potential risk issues

Nothing significant to report

•	Supportive team for the compliance officer

Department	Number of Staffs	Job Position(years served)	Activity history

Compliance Office	12	Team leader 2 (6.6years on average) Director 2 (0.1 year on average) Senior Manager 2 (5.5 years on average) Manager 3 (3.0 years on average) Lawyer 3 (5.9 years on average)	Support for major activities of compliance officers

3. Matters on Shareholder’s Exercise of Voting Rights

A. Adoption of Cumulative Voting System

•	Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

•

Where a general meeting of shareholders of a company is convened to appoint two or more directors, shareholders who hold no less than three percent of the total number of issued and outstanding shares excluding nonvoting shares may request the company to appoint directors based on cumulative voting, except as otherwise provided for by the articles of incorporation.

•

Each shareholder shall have the same number of voting rights per share as directors to be elected, with respect to the resolutions for election of directors, and the voting rights may be exercised based on cumulative voting for one or several candidates for directors

•	Where directors are to be elected by a vote, the directors shall be elected in order of candidates who obtain the most votes.

•	For further information, refer to Commercial Act Article 382-2(Cumulative Voting) and Article 542-7(Special cases concerning Cumulative Voting)

B. Adoption of the Written Voting System or Electronic Voting

•

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005). The written voting system has been introduced and exercised to protect right of the minority shareholders. To support minority shareholders -exercise voting rights on each agenda with the written vote measure, KT sends voting papers with the AGM notice. Upon receipt of the documents, the shareholder can exercise voting rights by marking for/against on voting paper and mail the documents back to the company before the AGM.

Article 22-2 (Exercise of Voting Rights by Writing)

(1) The Shareholders may exercise their voting rights by writing without attending the General Meetings of Shareholders in person.

(2) In case of Paragraph (1) above, KT shall send the notice of convening the General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

(3) The Shareholders desiring to exercise their voting rights by writing shall enter necessary matters in the written documents under paragraph (2) and submit them to KT by the date immediately preceding the date set for the Meeting.

•

To promote convenience of the shareholders to exercise voting rights in accordance with the Commercial Act Article 368-4(Exercise of Voting Rights by Electronic Means), KT adopted electronic voting through the BOD resolution on February 6, 2020. On the AGM notice, KT will notify that shareholder may exercise vote by electronic means. In accordance with Article 368-4 (4) of the Commercial Act, shareholders may choose either electronic or written method if they exercise their voting rights without attending the general meeting.

C. Exercising the right of the minority shareholders

•

On August 22, 2022Thirty-five minority shareholders, including Cho, Tae-Wook requested KT to file a lawsuit for the damages against the former and current directors, exercising their minority shareholder rights under Article 542(6) of the Commercial Act and Article 403 of the Commercial Code. On September 6, 2022, the 9th Audit Committee decided not to file a lawsuit against directors requested by the minority shareholders.

4. Equity Investments

(Units : KRW Million, Shares, %)

Name of Company or Item	Beginning Balance			Increase(Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition(Disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Linkus Co., Ltd.	3,075,232	87.3	6,738	0	0		3,075,232	87.3	6,738	64,178	821
LS Marine Solution	8,085,000	32.9	24,370	-6,290,558	-18,961		1,794,442	7.3	5,409	146,728	11,618
KT Telecop Co., Ltd.	5,765,911	86.8	134,308	0	0		5,765,911	86.8	134,308	375,596	5,728
KTCS (*1)	3,177,426	8.4	6,427	0	0		3,177,426	8.4	6,427	324,654	9,730
KTIS (*1)	10,196,190	33.3	30,633	0	0		10,196,190	33.3	30,633	447,609	13,922
KT Skylife (*1)	23,908,000	50.2	311,696	0	0		23,908,000	50.6	311,696	1,041,307	-63,150
KT Service Bukbu	476,094	67.3	3,873	0	0		476,094	67.3	3,873	63,760	1,212
KT Service Nambu	531,127	76.4	10,160	0	0		531,127	76.4	10,160	71,576	1,354
KTDS Co., Ltd. (*1)	2,400,000	95.6	19,616	0	0		2,400,000	91.6	19,616	303,329	26,467
KT Estate Inc.	15,848,819	100.0	1,084,522	0	0		15,848,819	100.0	1,084,522	2,524,109	34,444
KT GDH	7,400,000	100.0	7,544	-2,640,000	-4,799		4,760,000	100.0	2,745	7,760	648
BC card	3,059,560	69.5	633,004	0	0		3,059,560	69.5	633,004	6,184,566	64,877
H&C Network	8,903	1.0	848	0	0		8,903	1.0	848	81,107	1,814
KT Sat Co., Ltd.	10,000,000	100.0	390,530	0	0		10,000,000	100.0	390,530	699,607	30,502
KT Sprorts Co., Ltd.	8,999,597	52.6	19,311	1,603,070	8,015		10,602,667	52.6	27,326	26,615	-12,386
KT M mobile Co., Ltd.	40,000,000	100.0	102,237	0	0		40,000,000	100.0	102,237	176,838	5,605
KT Music Contents Investment Fund No.2	4,000,000,000	26.7	4,000	-2,843,600,000	-2,844		1,156,400,000	26.7	1,156	5,558	-992
KT Investment Co., Ltd	4,000,000	100.0	20,000	0	0		4,000,000	100.0	20,000	26,911	2,560
KT Strategic Investment Fund No. 3	29	86.7	2,947	0	0		29	86.7	2,947	7,048	-989
KT Strategic Investment Fund No. 4	167	95.0	16,720	-167	-16,720		0	95.0	0	12,576	14,399
KT Strategic Investment Fund No. 5	190	95.0	19,000	0	0		190	95.0	19,000	12,548	-5,557
Next connect PFV	73,696,974	100.0	24,250	0	0		73,696,974	100.0	24,250	946,687	-29,889
KT Huimangjieum	600,000	69.9	3,000	0	0		600,000	69.9	3,000	7,754	986
KT Engineering Co., Ltd. (KT ENGCORE)	1,400,000	59.8	28,000	0	0		1,400,000	59.8	28,000	160,243	5,327
Korea Telecom Japan Co., Ltd.	1,671	100.0	0	0	0		1,671	100.0	0	2,015	-110
East Telecom LLC	0	91.6	23339	0	0		0	91.6	23,339	47,452	7,004
KT Hong Kong Telecommunications Co., Ltd.	405,000	100.0	460	0	0		405,000	100.0	460	11,142	143
KT Rwanda Networks Ltd	5,100,000	51.0	0	0	0		5,100,000	51.0	0	134,847	-57,628
AOS Ltd.	1,530,000	51.0	1,879	0	0		1,530,000	51.0	1,879	10,763	128
Korea Telecom America, Inc.	4,500	100.0	2,376	0	0		4,500	100.0	2,376	6,013	133
KT Alpha Co., Ltd	34,554,525	70.5	130,924	0	0		34,554,525	70.5	130,924	443,639	19,352
KT Commerce, Inc.	266,000	19.0	1,782	0	0		266,000	19.0	1,782	126,752	6,074
KT M&S Co., Ltd.	47,400,000	100.0	26,764	0	0		47,400,000	100.0	26,764	258,477	3,783
KT MOS Bukbu Co., Ltd. (*1)	409,991	100.0	6,334	0	0		409,991	100.0	6,334	50,750	8,457
KT MOS Nambu Co., Ltd. (*1)	248,515	98.4	4,267	0	0		248,515	98.4	4,267	46,839	5,749
Nasmedia Inc. (*1)	4,528,310	44.0	23,051	452,831	0		4,981,141	44.1	23,051	400,530	17,310
PlayD Co., Ltd.	3,008,989	23.5	20,000	0	0		3,008,989	23.5	20,000	135,534	2,886
kt studiogenie	11,645,086	90.9	283,620	0	0		11,645,086	90.9	283,620	610,481	-4,491
lolab	2,381,300	79.8	21,950	900	8		2,382,200	79.8	21,958	42,744	-12,938
KT ES Pte. Ltd.	108,000,000	57.6	96,878	0	0	-83,237	108,000,000	57.6	13,641	30,214	-146,635
KT Strategic Investment Fund No. 6	161	92.0	16,100	0	0		161	92.0	16,100	17,332	-307
Altimedia Corporation	1,953,125	100.0	22,000	0	0		1,953,125	100.0	22,000	47,735	7,228
KTP Services Inc	10,600,000	100.0	253	0	0		10,600,000	100.0	253	2,967	235
CU Industrial Development Co., Ltd.	13,300	19.0	0	0	0		13,300	19.0	0	—	—
KIF Investment Fund	100	33.3	115,636	0	0		100	33.3	115,636	531,164	16,330
LoginD Co., Ltd.	28,150	20.4	621	0	0		28,150	20.4	621	819	-374

KT-DSC creative economy youth start-up investment fund	2,520	17.1	2,520	-300	-300	2,220	17.1	2,220	88,009	12,227
Korea Electronic Vehicle Charging Service	304,553	19.0	3,439	0	0	304,553	7.6	3,439	53,166	-1,859
KT-Smart Factory Investment Fund	5,000	29.4	5,000	0	0	5,000	29.4	5,000	12,125	-4,096
KT Young Entrepreneurs DNA Investment Fund	11,000	45.8	11,000	0	0	11,000	45.8	11,000	13,931	-6,745
AI RESEARCH INSTITUTE	600,000	14.3	0	0	0	600,000	14.3	0	4,127	-1,831
KT-IBKC Future Investment Fund 1	47	43.3	4,680	-9	-910	38	43.3	3,770	21,252	-421
Gyeonggi-KT Yoojin Superman Fund	40	26.0	4,000	-15	-1,500	25	35.7	2,500	14,404	-209
Hyundai Robotics Co., Ltd.	888,889	10.0	50,000	0	0	888,889	10.0	50,000	386,292	-17,513
QTT Global (Group) Company Limited	160,000	25.0	0	0	0	160,000	25.0	0	1,044	27
Virtua Realm Sendirian Berhad	1,960,000	49.0	550	0	0	1,960,000	49.0	550	16	-2
kt Early Stage Investment Fund	5,600	40.0	5,600	0	0	5,600	40.0	5,600	13,089	-476
Smart Korea KT Next Venture Fund	6,000	27.3	6,000	0	0	6,000	27.3	6,000	21,432	-224
IBK-KT Emerging Digital Industry Investment Fund	12,000	34.9	12,000	3,000	3,000	15,000	34.9	15,000	41,740	-740
KT RUS LLC	0	100.0	1,532	0	0	0	100.0	1,532	501	-378
KT DX Vietnam Company Limited	0	100.0	1,860	0	0	0	100.0	1,860	1,694	-207
KT Cloud Co., Ltd.	17,712,048	100.0	901,504	0	0	17,712,048	92.7	901,504	1,982,690	63,667
Megazone Cloud Corporation	24,058	6.7	130,001	0	0	24,058	6.7	130,001	1,142,383	34,760
TeamFresh Corp	7,000	4.4	7,158	0	0	7,000	4.2	7,158	232,089	-288,337
KB Three Telecommunications Companies ESG Fund	4,000	25.0	4,000	6,000	6,000	10,000	25.0	10,000	39,891	-904
Kiamco Data Center Blind Fund	250,000,000	25.0	250	8,255,093,393	7,500	8,505,093,393	25.0	7,750	30,575	-371
Shinhan EZ General Insurance, Ltd,	2,102,896	9.9	12,376	0	0	2,102,896	9.9	12,376	256,726	-6,786
New Media Tech Fund	1,200	20.0	1,200	0	0	1,200	20.0	1,200	5,744	-315
SH-KT Logistics Investment Type Private Real Estate	8,700,000,000	30.0	8,700	15,317,064	15	8,715,317,064	30.0	8,715	28,607	-147
K-Realty Qualified Private Real Estate Investment Trust No. 1	1,500,000,000	4.8	1,500	0	0	1,500,000,000	4.8	1,500	80,266	-1,037
KT healthcare vietnam	0	0.0	0	0	13,001	0	100.0	13,001	12,730	-721
Telco CB	0	0.0	0	1,300,000	6,500	1,300,000	26.0	6,500	22,819	-3,916
IBK-KT Youth Startup MARS Investment Fund	0	0.0	0	5,000	5,000	5,000	38.8	5,000	12,903	-112

(*1)	The number of subsidiaries’ treasury share is deducted from the total number of shares when calculating the equity ratio.

VI. Shareholder Information

1. Share ownership of the largest shareholder (As of December 31, 2023) (Unit: Shares, %)

Name	Type of Stock	Number of Shares Owned and Percentage of Ownership
		Beginning of Term		End of Term
		Number of Issued Shares	Percentage of Ownership	Number of Issued Shares	Percentage of Ownership
National Pension Service	Common Stock	26,412,967	10.12	20,843,859	8.08
Total	Common Stock	26,412,967	10.12	20,843,859	8.08

2. Changes in the largest shareholder

There has been no change in the largest shareholder within the last five fiscal years.

3. Distribution of shares (As of December 31, 2023) (Unit: Shares)

Category	Name	Number of Shares Owned	Percentage of Ownership	Note
Shareholders Holding 5% or more	National Pension Service	20,843,859	8.08	Common Stock
	Shinhan Bank	14,532,028	5.64	Common Stock
	Silchester	13,084,358	5.07	ADR
Employee Stockholders Association		10,184,803	3.95	Common Stock

VII. Directors, Senior Management and Employees

1. Directors

※ Changes since the preparation date

Inside and outside directors have been changed through the 31, December 2023 as follows.

Name	Date of Birth	Position	Years with the Company	Expiration of Term of Office
Inside Directors (1)

Young Shub Kim	April, 1959	Representative Director and Chief Executive Officer	(4months)	March 2026

Chang Seok Seo	July, 1967	Senior Executive Vice President, Network Group Sustainable Management Committee	9	March 2026

Outside Directors (1)

Yong-Hun Kim	March 1955	Audit Committee Internal Transactions Committee Director Nomination Committee	1	March 2025

Yanghee Choi	July, 1955	Chairperson of the Corporate Governance Committee Chairperson of the Sustainability Management Committee Evaluation and Compensation Committee Director Nomination Committee	(6month)	March 2026

Woo-Young Kwak	September, 1956	Chairperson of the Internal Transactions Committee Corporate Governance Committee Sustainability Management Committee Director Nomination Committee	(6month)	March 2025

Jong Soo Yoon	August, 1958	Chairman of the Board of Directors Corporate Governance Committee Sustainability Management Committee Internal Transactions Committee Director Nomination Committee	(6month)	March 2026

Yeong Kyun Ahn	February, 1959	Chairperson of the Audit Committee Internal Transactions Committee Director Nomination Committee	(6month)	March 2026

Seung Hoon Lee	December, 1962	Chairperson of the Nomination Committee for Director Candidates Audit Committee Evaluation and Compensation Committee	(6month)	March 2025

Seongcheol Kim	June, 1964	Chairperson of the Evaluation and Compensation Committee Corporate Governance Committee Sustainability Management Committee Director Nomination Committee	(6month)	March 2025
SeungAh Theresa Cho	October, 1967	Audit Committee Evaluation and Compensation Committee Director Nomination Committee	(6month)	March 2026

2. Senior Management (As of December 31, 2023)

Name	Title and Responsibilities	Year of Birth

Soo-Jung Shin	Senior Executive Vice President, Strategy & New Business Group	1965

Chang-Yong Ahn	Senior Executive Vice President, Enterprise Business Group	1966

Seungpil Oh	Senior Executive Vice President, Tech. Innovation Group	1970

Yong-bok Lee	Senior Executive Vice President, Legal Affairs Office	1961

Hyunseok Lee	Senior Executive Vice President, Customer Business Group	1966

Heon-gyu Im	Senior Executive Vice President, Head of business support division	1964

Chung-rim Ko	Executive Vice President, Group Human Resources Office	1967

Kwang-Dong Kim	Executive Vice President, Corporate Relations Office	1970

Bong-Gyun Kim	Executive Vice President, Busan / Gyeongnam Regional Headquarter	1972

Young-In Kim	Executive Vice President, Western Seoul Regional Headquarter	1968

Young-Ho Kim	Executive Vice President, Gangnam Regional Headquarter	1966

Chae-Hee Kim	Executive Vice President, On External Training	1974

Hoon-Bae Kim	Executive Vice President, Media Platform Business Unit	1963

Hye-Byung Min	Executive Vice President, Enterprise Strategy Division	1969

Hyoil Park	Executive Vice President, Strategy Office	1970

Jeonghyun Seo	Executive Vice President, Legal Consulting Department	1971

Jinho Yang	Executive Vice President, Litigation Management Department	1973

Kyung-Hwa Ok	Executive Vice President, IT Platform Unit	1968

Chang-Ho Lee	Executive Vice President, Chungnam / Chungbuk Regional Headquarter	1972

Min Jang	Executive Vice President, Financial Management Office	1968

Woo Jin Jung	Executive Vice President, KT Consulting Group	1975

Hoon Cho	Executive Vice President, SCM Strategy Office	1966

Jung-Yong Ji	Executive Vice President, Jeonnam / Jeonbuk Regional Headquarter	1968

Si Hwan Choi	Executive Vice President, Daegu / Gyeongbuk Regional Headquarter	1967

Chan-Ki Choi	Executive Vice President, Northern Seoul / Gangwon Regional Headquarter	1966

Gang-Bon Koo	Senior Vice President, Customer Business Unit	1972

Jae-Hyung Koo	Senior Vice President, Network Technology Unit	1972

Hye-Jin Kwon	Senior Vice President, Network Strategy Unit	1971

Hee-Keun Kwon	Senior Vice President, Sales Department Manager	1970

Mongryong Kim	Senior Vice President, Financial Customer Division Manager	1971

Byung Kyun Kim	Senior Vice President, Device Business Unit	1968

Young Geol Kim	Senior Vice President, Customer Business Unit	1973

Yong Nam Kim	Senior Vice President, Jeonnam / Jeonbuk Enterprise Sales Headquarter	1969

Jae-Kwon Kim	Senior Vice President, DX Business Unit	1968

Jun-Ho Kim	Senior Vice President, Public Customer Business Unit	1965

Jee-Hyeon Kim	Senior Vice President, Partnership & Investment Department	1969

Jin-Chul Kim	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter	1967

Hyeong-Rae Roh	Senior Vice President, Strategic Customer Business Unit	1970

Je-Hoon Myung	Senior Vice President, Enterprise Telecommunications Business Unit	1972

Sang-Ryong Moon	Senior Vice President, Information Security Unit	1967

Jung-Ho Park	Senior Vice President, EduDX Business Unit	1970

Soon-Min Bae	Senior Vice President, AI2X Lab	1980

Ki-Hong Seo	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarter	1967

Won-Je Sung	Senior Vice President, Southern Seoul Enterprise Customer Sales Headquarter	1972

Je-Hyun Sung	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarter	1972

Hoon-Joo Shin	Senior Vice President, On External Training	1971

Tae-Sung Oh	Senior Vice President, ESG Management & Implementation Unit	1968

Taek-Gyun Oh	Senior Vice President, Network O&M Unit	1968

Yong-Kyu Yoo	Senior Vice President, Strategy & New Business Planning Unit	1971

Kyung-A Yoon	Senior Vice President, AI Tech Lab	1973

Byoung-Hyu Yoon	Senior Vice President, Chungnam/Chungbuk Customer Sales Headquarter	1972

Jin-Hyoun Youn	Senior Vice President, Media R&D Department	1968

Mi-Hee Lee	Senior Vice President, Strategy & New Business Consulting & Implementation Unit	1970

Byeong-Moo Lee	Senior Vice President, Customer Experience Innovation Unit	1971

Sang-Ki Lee	Senior Vice President, Global Business Development Department	1970

Sang-Ho Lee	Senior Vice President, Robot Platform Business Department	1975

Sung-Kyu Lee	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarter	1969

Seong-Hwan Yi	Senior Vice President, Western Seoul Enterprise Customer Sales Headquarter	1968

Young-Jun Lee	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarter	1968

Jung-Woo Lee	Senior Vice President, Public Relations Office	1971

Jong-Sik Lee	Senior Vice President, Network Laboratory	1972

Chan-Seung Lee	Senior Vice President, Accounting Department	1968

Bo-Heon Im	Senior Vice President, Busan/Gyeongnam Network O&M Headquarter	1967

Seung-Hyouk Yim	Senior Vice President, Enterprise Business Consulting & Implementation Unit	1970

Du-Seong Chang	Senior Vice President, Large AI Core Tech. Department	1969

Byung-Gwan Jang	Senior Vice President, Win-Win Cooperation Department	1970

Kil-Sung Jung	Senior Vice President, Corporate Strategy Department	1974

Seon-Il Jeong	Senior Vice President, Southern Seoul Network O&M Headquarter	1968

Jae-Wook Jeong	Senior Vice President, Busan/Gyeongnam Customer Sales Headquarter	1972

Seong-Eun Cho	Senior Vice President, SW Development Unit	1971

Young-Sim Jin	Senior Vice President, Human Resources Development Department	1972

Woo-Hyung Choi	Senior Vice President, Core Network O&M Unit	1970

Joon-Ki Choi	Senior Vice President, AI Business Unit	1974

Ho-Chang Choi	Senior Vice President, Group Human Resources Department	1971

Tae-Jun Heo	Senior Vice President, Enterprise Sales Unit	1970

Hae-Chon Hong	Senior Vice President, Service Tech Lab	1972

Kyeng-Hee Hwang	Senior Vice President, Daegu/Gyeongbuk Network O&M Headquarter	1970

3. Current Status of Employees

(Unit: Persons, Years, Won million)

Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Non- affiliated workers
	General	Other	Total
Total	19,026	711	19,737	22.0	2,004,798	107	147

•	Number of employees as of December 31, 2023.

•	Average years in continuous services was calculated based on workers excluding fixed-term workers.

•	Total Payroll and Average payroll per person are the amount of earned income under the income tax law of regular and unregistered executives.

4. Remuneration to Executive Officers

A. Total Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

(Unit: Won million)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person
2 Inside Directors	4,209	4,884	2,105
8 Outside Directors	675		84

•	The total amount paid and the average amount paid per person includes severance pay for former CEO and former inside directors following the Severance Pay Regulation for Executives.

B. Standards for payment of remuneration for directors and auditors

(1) Standards for payment of remuneration for CEO and Inside Directors

(a) Earned income

Earned income consists of salary(base and position pay), incentives(short-term and long-term bonus), and other income.

•

Base pay : The amount determined by the board of directors’ resolution and the contract for delegation of management officers shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Position pay : The amount determined by the board’s resolution and the contract for delegation of executive officers according to the importance of the position he performs shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Short-term Incentives : Short-term bonuses are paid after the resolution of the board of directors, reflecting the results of the evaluation of the annual target. The measurement index consisting of sales, operating profit, etc. and the non-measuring index for the major matters of the year are collected and paid within the range of 0-180% of the base salary.

•

Long-term Incentives : It can be paid up to 0-180% of the base salary according to the management contract and the delegated contract, and it is paid in shares with limited transfer. (Payment based on TSR, Group REVENUE, and EBITDA achievement)

•	The long-term performance bonus in 2020 has been changed to be paid within the range of 0~140% of the base salary.

•	Other income : Payment of medical examination expenses, medical expenses, etc. in accordance with the standards for executive benefits.

(b) Retirement income

Retirement income is determined by the average monthly wage and number of years of service. The CEO shall pay five times the average monthly wage multiplied by the number of years of service, and the Inside director shall pay three times the amount.

(2) Standards for Payment of Remuneration for Outside Directors

•	Monthly fixed amount : It shall be paid on the company’s remuneration payment date at the same level every month as determined by the board of directors.

•

Attendance expenses : Attendance expenses are calculated based on the amount determined by the board of directors’ resolution. This will be settled according to the number of meetings of the board of directors and committees and paid on the next month’s remuneration payment date.

•

Stock compensation : In accordance with the resolution of the board of directors, stock compensation shall be paid in the following year with a transfer restriction shares of 20 million won per person.

•	Other income : Payment of medical examination expenses, etc. in accordance with the standards for supporting outside directors

C. Executives and Employees with Remuneration of 500 million won or more

(Unit: Won million)

Name	Position	Total Amount Paid
Hyeon-Mo Ku	Former Chief Executive Officer	3,073
Changseok Seo	Inside Director	864
Kyung-lim Yun	Former Inside Director	812

•	Other income: Payment of medical examination expenses, etc. in accordance with the standards for supporting outside directors

•

Total remuneration amount represents the total amount paid from January 1, 2023, to December 31, 2023, including the retirement benefits payment amount in accordance with the approved Executive Retirement Benefits Payment Regulation at the shareholders’ meeting.

•

Total remuneration amount for Changseok Seo, an internal director, is the sum of the remuneration for an internal director (from August 30, 2023, to December 31, 2023) and the management executive’s remuneration (from January 1, 2023, to August 29, 2023).

Name	Type		Total Amount Paid (KRW million)	Note
Hyeon-Mo Ku	Earned income	Salary	335	Based on the board of director’s internal guidelines such as the management executive guidelines. This includes considering various factors such as position, title, company contribution, etc. The total compensation of 335 million won was divided and paid during the disclosed period.

		Incentives	778	A performance bonus of 778 million won was calculated and paid based on the performance for the previous year and the current year, taking into account factors such as business performance including sales and operating profit, the performance and contribution as management executives, and internal and external business environments. The criteria and payment methods for executive compensation were determined by the board of directors according to internal guidelines.

		Stock option	—	—

		Fringe benefits	25	Including medical expenses, health checkup costs

	Retirement income		1,935	—

	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note
ChangSeok Seo	Earned income	Salary	342

Based on the board of director’s internal guidelines such as the management executive guidelines. This includes considering various factors such as position, title, company contribution, etc. The total compensation of 342 million won was divided and paid during the disclosed period.

In the actual amount paid, it includes the salary received as executive management from January 1st to August 29th, 2023

		Incentives	466

In 2023, a performance incentives of 466 million won was calculated and paid based on the performance of the previous year. This bonus was determined according to the criteria and payment methods for director compensation set by the board of directors, taking into consideration factors such as sales, operating profit, performance and contributions as management, and domestic and international business environments.

*executive management at the time of 2022.

		Stock option

		Fringe benefits	56	Including medical expenses, health checkup costs

		Retirement income

Kyung-rim Yoon		Others Salary	111	Based on the board of director’s internal guidelines such as the management executive guidelines. This includes considering various factors such as position, title, company contribution, etc. The total compensation of 111 million won was divided and paid during the disclosed period.

		Incentives	511	In 2023, performance incentives totaling 511 million won were determined and paid according to the criteria and payment methods for director remuneration established by the board of directors. These bonuses were based on the previous year’s and current year’s performance during the tenure, considering factors such as business performance, operating profit, management performance and contribution, and internal and external business environment.

Stock option		-

Fringe benefits	12	Including medical expenses, health checkup costs

Retirement income	178	calculated based on the executive’s salary for the previous three months before the occurrence of the retirement reason, taking into account the length of service (1.5 years) as per the regulations approved at the shareholders’ meeting.

Others		-

D. Stock-based Compensation System

The company has implemented a stock-based compensation system to incentivize executives, both director and senior management, as well as employees, towards improving the company’s performance and long-term value.

For the shares granted to director and senior management, a vesting period of 1-3 years has been set through a restricted stock plan. The disclosed period (2021-2023) witnessed the issuance of 1,827,515 common shares, which were allocated from the company’s treasury stock holdings.

(As of December 31, 2023)	(Unit: Shares)

Date	July 14, 2021	Dec 10, 2021	May 11, 2022	July 17, 2023
Beneficiaries and number of people receiving disbursement	109 Directors and senior management	21,702 employees	99 Director and senior management	104 Director and senior management
Number of shares	134,570 shares	1,432,332 shares	128,923 shares	131,690 shares
Cumulative payment amount during disclosure period	1,827,515 shares